Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of July 26, 2012

among

APPLE INC.,

BRYCE ACQUISITION CORPORATION

and

AUTHENTEC, INC.

i

(continued)

(continued)

(continued)

EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Certificate of Incorporation
Exhibit C	Form of Bylaws

ANNEXES

Annex I	Identified Stockholders

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 26, 2012 (this “Agreement”), is entered into by and among Apple Inc., a California corporation (“Parent”), Bryce Acquisition Corporation, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and AuthenTec, Inc., a Delaware corporation (the “Company”). Certain terms used in this Agreement are used as defined in Section 1.1.

WHEREAS, the parties intend that Merger Sub be merged into the Company, with the Company surviving the merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, the board of directors of the Company has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the board of directors of Merger Sub has approved and declared advisable this Agreement and the Merger; and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain stockholders of the Company set forth on Annex I hereto (the “Identified Stockholders”) are entering into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, the Identified Stockholders have agreed to vote to adopt this Agreement and to take certain other actions in furtherance of the Merger, in each case, upon the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATIONS

SECTION 1.1. Certain Definitions.

As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and

“under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in San Francisco, California, are authorized or required by Law to be closed.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any material adverse effect on, or change, event, occurrence or state of facts materially adverse to, the business, properties, assets, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, other than any effect, change, event, occurrence or state of facts resulting from or arising out of (a) the execution, announcement, pendency or consummation of this Agreement or the Transactions (including the impact of any of the foregoing on relationships with customers, suppliers, employees or regulators), (b) general economic or political conditions or changes in such conditions (including acts of terrorism or war) to the extent that such conditions or changes do not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries and the geographic locations in which the Company and its Subsidiaries participate, (c) general conditions or changes in such conditions in the industry in which the Company and its Subsidiaries operate to the extent that such conditions or changes do not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries participate, (d) any changes (after the date hereof) in GAAP or applicable Law, (e) any failure by the Company to meet internal or analysts’ estimates or projections, in and of itself, for any period; provided, however, that this clause (e) shall not preclude the cause of any such failure being taken into account in determining whether a Company Material Adverse Effect has occurred, (f) any actions expressly required by this Agreement or with the express written consent of Parent, (g) the failure to take action as a result of any restrictions or prohibitions expressly set forth in this Agreement with respect to which Parent has refused to provide a waiver in a timely manner or at all, (h) changes in the price or trading volume of the Company Common Stock between the date of this

Agreement and the Effective Time; provided, however, that this clause (h) shall not preclude the underlying causes of any such changes being taken into account in determining whether a Company Material Adverse Effect has occurred, (i) any Legal Proceedings initiated by any holder of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated hereby and (j) any failure of the Company to timely perform its obligations under, any breach or violation by the Company of, any modification, amendment, reformation or termination for any reason of or any failure of Parent to exercise its rights or options contained in that certain (i) Intellectual Property and Technology Agreement or (ii) Development Agreement, in each case, dated as of the date hereof, by and between Parent and the Company, in and of itself; provided, however, that the foregoing shall not limit Parent’s remedies under such agreements with respect to any such failure.

“Company Stock Plans” shall mean the following plans of the Company: the 2004 Stock Incentive Plan, the 2007 Stock Incentive Plan and the 2010 Stock Incentive Plan, each as amended from time to time.

“Company Technology” shall mean all Technology owned, used or held for use by the Company or any of its Subsidiaries.

“Continuing Contractor/Consultant” shall mean each contractor/consultant of the Company or any Subsidiary of the Company who is providing services immediately prior to the Effective Time and continues providing services to Parent, the Surviving Corporation or any Subsidiary or Affiliate of the Surviving Corporation after the Effective Time.

“Contract” shall mean any contract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, commitment or other arrangement, agreement or obligation, whether written or oral.

“Copyleft License” shall mean any license that requires, as a condition of use, modification or distribution of any work of authorship, that such work of authorship (a) be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow any products or services or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (d) be redistributable at no license fee. “Copyleft Licenses” include the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Environmental Laws” shall mean all Laws relating to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the

Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute (including the Industrial Site Recovery Act (N.J. Stat. Ann. § 13:1K-6 et seq.)), as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Liabilities” shall mean, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, or criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental Permit, Order or agreement with any Governmental Authority or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any government, court, arbitrator, arbitration panel, regulatory or administrative agency, commission or self-regulatory authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“Hazardous Materials” shall mean any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and applicable regulations promulgated to implement such statute.

“Indebtedness” shall mean, of any Person at any date and without duplication, the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (including breakage costs, penalties and fees), if any, unpaid fees or expenses and other monetary obligations in respect of (a) all indebtedness of such Person for borrowed money or for the unpaid deferred purchase price of property or services other than current trade liabilities incurred in the ordinary course of business consistent with past practice and payable in accordance with customary practices, (b) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument or commercial paper, (c) all deferred obligations of such Person to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit, surety bond, performance bond or other instrument, (d) all Indebtedness of others guaranteed, directly or indirectly, by such Person or as to which such Person has an obligation (contingent or otherwise) that is substantially the economic equivalent of a guarantee, (e) all Indebtedness of others secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on any property or assets of such Person (whether or not such obligation is assumed by such Person) and (f) the aggregate net liability pursuant to any derivative instruments, including any interest rate or currency swaps, caps, collars, options, futures or purchase or repurchase obligations, or other similar derivative instruments.

“Intellectual Property” shall mean all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, including any continuation, continuation-in-part, divisional and provisional applications and any patents issuing thereon and any reissues, reexaminations, substitutes and extensions of any of the foregoing (“Patents”), (b) trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers and any registrations, applications, renewals and extensions of any of the foregoing and all goodwill associated with any of the foregoing (“Marks”), (c) Internet domain names, (d) copyrights, mask works, works of authorship and moral rights and any registrations, applications, renewals, extensions and reversions of any of the foregoing (“Copyrights”), and (e) trade secrets, know-how and confidential and proprietary information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, research and development, data, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not) and improvements, in each case, excluding any of the foregoing that comprise or are protected by issued Patents or published Patent applications (“Trade Secrets”).

“Intellectual Property License” shall mean any license, sublicense, right, covenant, non-assertion, permission, consent, release or waiver under or with respect to any Intellectual Property or Technology.

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean all computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Company or any of its Subsidiaries.

“Knowledge” shall mean (a) with respect to Parent, the actual knowledge of Parent’s executive officers after reasonable inquiry and (b) with respect to the Company, the actual knowledge after due inquiry of each of the employees of the Company set forth on Schedule 1.1(a) of the Company Disclosure Schedule.

“Law” shall mean any federal, state, local or other foreign law (including common law), statute, ordinance, code, rule, regulation, decree or other legal requirement, including any Environmental Law and the FCPA.

“Legal Proceeding” shall mean any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority.

“Licensed Company Intellectual Property” shall mean all Company Intellectual Property that is not owned by the Company or any of its Subsidiaries.

“Licensed Company Technology” shall mean all Company Technology that is not owned by the Company or any of its Subsidiaries.

“Lien” shall mean any lien, pledge, charge, mortgage, encumbrance, claim, infringement, right of first refusal, preemptive right or security interest of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” Laws of the various States of the United States).

“Open Source Software” shall mean any Software that is subject to or licensed, provided or distributed under any license (including any Copyleft License) meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), in each case, as existing as of the date of this Agreement, or any substantially similar license, including any license approved by the Open Source Initiative and any Creative Commons License.

“Option Consideration” shall mean, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to the excess, if any, of (a) the Merger Consideration over (b) the exercise price payable in respect of each share of Company Common Stock issuable under such Option.

“Order” shall mean any order, injunction, judgment, decree, ruling, writ, assessment or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority.

“Permit” shall mean any license, franchise, permit, certificate, approval or authorization from any Governmental Authority.

“Permitted Liens” shall mean (a) Liens disclosed on the Company Balance Sheet or the notes thereto, (b) Liens for Taxes that are (i) not yet due and payable as of the Closing Date or (ii) being contested in good faith, in each case, for which adequate accruals or reserves have been established on the Company Balance Sheet, and (c)

mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like Liens or other similar encumbrances arising or incurred in the ordinary course of business consistent with past practice that, in the aggregate, do not materially impair the value or the present or intended use and operation of the assets to which they relate.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Registered Intellectual Property” shall mean any issued Patent, pending Patent application, Mark registration, application for Mark registration, Copyright registration, application for Copyright registration and Internet domain name registration owned, filed or applied for by or for the Company or any of its Subsidiaries (or any predecessors of the Company or any of its Subsidiaries).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

“SEC” shall mean the United States Securities and Exchange Commission, together with its staff.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean all (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one (1) or more Subsidiaries of such party or by such party and one (1) or more Subsidiaries of such party.

“Superior Proposal” shall mean a bona fide written offer, obtained after the date hereof and not in breach of this Agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or public securities, fifty percent (50%) or more of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, which is not subject to a financing contingency and which is otherwise on terms and conditions which the board of directors of the Company determines in its good faith and reasonable judgment (after consulting with and receiving the advice of outside counsel and a financial advisor of national reputation) to be more favorable to the stockholders of the Company from a financial point of view than the Merger and the other Transactions, taking into account at the time of determination (a) any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing and (b) the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, fully committed financing and the expectation of obtaining all required approvals).

“Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company, (c) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case, other than the Transactions.

“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed (or actually filed) with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a), and (c) any liability in respect of any items described in clauses (a) and/or (b) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

“Technology” shall mean all Software, content, information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, databases and compilations, including all data and collections of data, whether machine readable or otherwise, subroutines, tools, materials, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not), invention disclosures, improvements, apparatus, creations, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Transactions” shall mean, collectively, the transactions contemplated by this Agreement, including the Merger, and the Voting Agreement.

SECTION 1.2. Cross Reference Table.

The following terms defined elsewhere in this Agreement in the Sections set forth below shall have the respective meaning therein defined:

Term	Section
Aggregate Merger Consideration	3.2(a)
Agreement	Preamble
Balance Sheet Date	4.9(e)
Bankruptcy and Equity Exception	4.2(a)
Book-Entry Share	3.1(c)
Certificate	3.1(c)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Adverse Recommendation Change	6.4(d)
Company Adverse Recommendation Notice	6.4(e)
Company Balance Sheet	4.9(e)
Company Board Recommendation	6.3(d)
Company Charter Documents	4.7
Company Common Stock	3.1
Company Contracts	4.18(b)
Company DC Plans	6.16(d)
Company Disclosure Schedule	Article IV
Company Plans	4.15(a)
Company Preferred Stock	4.3(a)
Company SEC Documents	4.8(a)
Company Securities	4.3(c)
Company Software	4.21(h)
Company Stockholder Approval	4.2(c)
Company Stockholders Meeting	6.3(c)
Company Termination Fee	8.3(a)
Confidentiality Agreement	6.7

Continuing Employee	6.16(a)
Conversion Ratio	3.3(a)(ii)
Converted Option	3.3(a)(ii)
Copyrights	1.1
DGCL	2.1
Dissenting Shares	3.6
Dissenting Stockholders	3.6
DOJ	6.5(c)
Effective Time	2.3
Engagement Letter	4.29
ERISA	4.15(a)
ERISA Affiliate	4.15(e)
Fairness Opinion	4.28
FCPA	4.25
Filed Company SEC Documents	4.9(e)
Foreign Antitrust Laws	4.6
FTC	6.5(c)
Identified Stockholders	Recitals
Indemnitees	6.9(a)
Initial Walk-Away Date	8.1(b)(i)
Intervening Event	6.4(f)
Leased Real Property	4.20(b)
Marks	1.1
Material Contract	4.18(b)
Merger	Recitals
Merger Consideration	3.1(c)
Merger Sub	Preamble
Notice Period	6.4(e)
NPI	4.21(p)
Option	3.3(a)(i)
Parent	Preamble
Parent Common Stock	3.3(a)(ii)
Parent Material Adverse Effect	5.3
Parent Termination Fee	8.3(c)
Parent’s Representatives	6.7
Patents	1.1
Paying Agent	3.2(a)
Policies	4.22
Proxy Statement	4.6
Real Property Leases	4.20(b)
Registration Deadline	3.3(b)(ii)
Representatives	6.4(a)
Restraints	7.1(c)
Sarbanes-Oxley Act	4.8(a)

Securityholder Litigation	6.10
Standards Organizations	4.21(l)
State Takeover Laws	4.30(a)
Subsidiary Documents	4.7
Surviving Corporation	2.1
Trade Secrets	1.1
Voting Agreement	Recitals
Walk-Away Date	8.1(b)(i)
WARN	4.16(e)

SECTION 1.3. Interpretation. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

(c) Headings. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The provisions of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Including. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(e) Herein. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) Made Available. The phrase “made available to Parent” means that the subject documents or other materials were included in and available at the “Project Plateau” data room hosted by IntraLinks or where otherwise provided to Parent in writing.

(g) Definitions; Gender and Number. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(h) Updates. Except as otherwise set forth herein, any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(i) Negotiation and Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

SECTION 2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time Merger Sub shall be merged into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 2.2. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Pacific time, on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 201 Redwood Shores Parkway, Redwood Shores, California 94065, unless another time, date or place is agreed to in writing by the parties hereto.

SECTION 2.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger in the form of Exhibit A hereto, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 2.4. Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall belong to the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.5. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended in the Merger to be in the form of Exhibit B hereto and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) At or prior to the Effective Time, the Company shall cause its bylaws to be amended, as of the Effective Time, to read in their entirety as set forth in Exhibit C hereto and, as so amended, such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

SECTION 2.6. Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE III

EFFECTS OF THE MERGER

SECTION 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the

Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Treasury Stock, Parent-Owned Stock and Subsidiary-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent, Merger Sub or any Subsidiary of the Company, shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares treated in accordance with Section 3.1(b) and Dissenting Shares) shall be converted into the right to receive $8.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (i) a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and (ii) a share of Company Common Stock held in book-entry form (a “Book-Entry Share”), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book-Entry Share, as the case may be, in accordance with Section 3.2(b), without interest.

SECTION 3.2. Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Paying Agent”) to receive, for the benefit of holders of shares of Company Common Stock, the aggregate Merger Consideration (the “Aggregate Merger Consideration”) to which holders of shares of Company Common Stock shall become entitled pursuant to Section 3.1(c). Parent shall deposit the Aggregate Merger Consideration in cash with the Paying Agent promptly after the Effective Time. The Aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent. For the avoidance of doubt, such amounts on deposit with the Paying Agent shall not be used for any purpose other than to fund payments due pursuant to Section 3.1(c) or Section 3.6. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent or as Parent otherwise directs. Parent shall provide additional funds to the Paying Agent for the benefit of holders of Certificates and Book-Entry Shares in the amount of any net loss resulting from the investment of the Aggregate Merger Consideration at the time of and to the extent necessary for payment of the Aggregate Merger Consideration.

(b) Payment Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates (and each holder of Book-Entry Shares) whose shares of Company Common Stock were converted pursuant to Section 3.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Paying Agent, and which shall be in such form and shall have such other provisions (including customary representations and warranties of the applicable holder and customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation or surrender of Book-Entry Shares, in each case, to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Book-Entry Share or share of Company Common Stock formerly represented by such Certificates, and the Certificates so surrendered, if applicable, shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (i) in the case of a Certificate, the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) in the case of both a Certificate or a Book-Entry Share, the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article III, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in exchange for shares of Company Common Stock upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Book-Entry Shares or shares of Company Common Stock previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.2(e), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article III.

(e) Termination of Fund. At any time following one (1) year after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates or Book-Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 3.3. Company Stock Options.

(a) Treatment of Company Stock Options.

(i) Prior to the Effective Time, the Company shall take all actions necessary to provide that each option that represents the right to acquire shares of Company Common Stock (each, an “Option”) that is outstanding and vested immediately prior to the Effective Time shall be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Option. Except as otherwise provided below, the Option Consideration shall be paid as soon as reasonably practicable after the Closing Date, but in no event later than ten (10) Business Days after the Closing Date except where delay is due to restrictions under applicable Law. For the avoidance of doubt, if the exercise price payable in respect of a share of Company Common Stock under an Option that is outstanding and vested immediately prior to the Effective Time exceeds the Merger Consideration, such Option shall be cancelled for no consideration at the Effective Time and the holder of such Option shall have no further rights with respect thereto.

(ii) Prior to the Effective Time, the Company shall take all actions necessary to provide that each Option that is outstanding and unvested immediately prior to the Effective Time and held by a Continuing Employee or a Continuing Contractor/Consultant shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Option, be assumed by Parent and converted into a stock option that represents the right to acquire a number of validly issued, fully paid and non-assessable shares of common stock of Parent, no par value (“Parent Common Stock”), equal to the product of (A) the number of shares of Company Common Stock subject to such Option, multiplied by (B) the Conversion Ratio (each, a “Converted Option”); provided, however, that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share. Following the Effective Time, each Converted Option shall continue to be governed by the same material terms and conditions, including the vesting schedule, as were applicable immediately prior to the Effective Time to the Option from which it was converted, including terms contained in the Company Stock Plans and any option award agreement, in all cases subject to restrictions related to the issuance of shares under applicable Law. The exercise price of each Converted Option shall be equal to (A) the exercise price of the Option from which it was converted, divided by (B) the Conversion Ratio, rounded up to the nearest whole cent. As used in this Agreement, “Conversion Ratio” means a fraction, the numerator of which shall be the Merger Consideration and the denominator of which shall be the average closing price for a share of Parent Common Stock for the ten (10) consecutive trading days ending on and including the trading day immediately prior to the Effective Time as reported by the National Association of Securities Dealers, Inc. through the NASDAQ Global Market Reporting System for the Closing Date.

(b) Additional Actions.

(i) Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, restricted stock units, warrants or other rights or agreements which would entitle any Person, other than Parent and its Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof. The adjustments provided for in Section 3.3(a)(ii) shall be and are intended to be effected in a manner that is consistent with Section 409A and Section 424 of the Code, to the extent applicable.

(ii) On or prior to the Effective Time, Parent shall take all actions necessary to (A) ensure that at the Effective Time Parent shall assume the Converted Options in accordance with the terms set forth in this Section 3.3 and shall assume the Company Stock Plans to the extent necessary to maintain the Converted Options, and (B) reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Converted Options. With respect to the Converted Options, Parent shall use commercially reasonable efforts to file with the SEC a registration statement on Form S-8 (or any successor form), relating to the Parent Common Stock issuable pursuant to the exercise of Converted Options by the Registration Deadline. Parent shall use commercially reasonable efforts, subject to applicable securities Laws, to maintain the effectiveness of such registration statement for so long as any Converted Options remain outstanding. Parent shall, as soon as practicable after the Closing Date, deliver to each holder of a Converted Option written notice documenting the assumption of the Converted Options. Such notice shall specify the number of shares of Parent Common Stock subject to the Converted Option, as well as the exercise price per share of Parent Common Stock subject to the Converted Options. For the purposes hereof, “Registration Deadline” means the Business Day following the first regularly scheduled monthly review of proposed equity awards by the compensation committee of the board of directors of Parent immediately after the Effective Time.

SECTION 3.4. Adjustments. Notwithstanding any provision of this Article III to the contrary (but without in any way limiting the covenants in Section 6.2), if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

SECTION 3.5. Withholding Taxes. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, Parent, Merger Sub, the Company, the Surviving Corporation and any Subsidiary of Parent or the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article III such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of the Code or any other provision of federal, state, local or foreign Tax Law or other applicable legal requirement or as may be permitted to be deducted or withheld therefrom pursuant to any agreement between the Person to whom such amount is to be paid and the Company or one of its Subsidiaries. Each of the Paying Agent, Parent, Merger Sub, the Company and the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation shall also be entitled to deduct and withhold by any reasonable means such amounts as may be required or permitted to be deducted or withheld with respect to any benefit arising pursuant to this Agreement. If the Paying Agent, Parent, Merger Sub, the Company or the Surviving Corporation, as the case may be, so withholds any amounts described in this Section 3.5, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

SECTION 3.6. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 3.1(c), without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, (i) waive any failure by a stockholder to timely comply with the requirements of Section 262 of the DGCL to perfect or demand appraisal of such holder’s shares of Company Common Stock or (ii) voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.2 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that except as set forth in the disclosure schedule (with specific reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates or such other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other Section or subsection of this Agreement) delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”):

SECTION 4.1. Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by its management to be conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.2. Corporate Authorization

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by the board of directors of the Company, and except for obtaining the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b) The board of directors of the Company, at a meeting duly called and held, has unanimously (i) declared that this Agreement and the Transactions, including the Merger, are fair to, advisable and in the best interests of the stockholders of the Company, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company.

(c) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions, including the Merger.

SECTION 4.3. Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). The rights and privileges of the Company Common Stock and Company Preferred Stock are set forth in the Company’s certificate of incorporation. At the close of business on July 24, 2012, (i) 44,744,222 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) 10,814,153 shares of Company Common Stock were reserved for issuance under the Company Stock Plans (of which 6,848,444 shares of Company Common Stock were subject to outstanding Options granted under the Company Stock Plans) and (iv) no shares of Company Preferred Stock were issued or outstanding. No shares of Company Common Stock or Company Preferred Stock were issued or reserved for issuance between July 24, 2012 and the date hereof. All outstanding shares of Company Common Stock have been, and all shares of Company Common Stock to be issued pursuant to the Company Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares of Company Common Stock that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights and were (or, in the case of shares of Company Common Stock that have not yet been issued, will be) issued in compliance with all applicable Law.

(b) Schedule 4.3(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of July 25, 2012, of all outstanding Options and other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans, any sub-plan thereto or otherwise, and, for each such Option and other right, (i) the number of shares of Company Common Stock subject thereto, (ii) the terms of vesting (including the extent to which it will become accelerated as a result of the Merger) and vested status, (iii) the grant and expiration dates, (iv) the Company Stock Plan and form of award agreement pursuant to which such grant was made, (v) the exercise price, if applicable, and (vi) the name of the holder thereof. No Options or other rights to purchase or receive shares of Company Common Stock have been granted under the Company Stock Plans or otherwise between July 25, 2012 and the date hereof. All Options have an exercise price equal to no less than the fair market value of the underlying shares of Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code. The Company Stock Plans are the only plans or programs the Company or any of its Subsidiaries maintain under which outstanding Options, restricted stock, stock appreciation rights or other compensatory equity-based awards have been or may be granted. The Company has made available to Parent true, correct and complete copies of each form of award agreement.

(c) Except (i) as set forth in Section 4.3(a) or (ii) as otherwise expressly permitted by Section 6.2, there are not, and as of the Effective Time there will not be (A) any shares of capital stock, voting securities, ownership interests or equity interests of the Company issued and outstanding, (B) securities of the Company convertible into or exchangeable for shares of capital stock, voting securities, ownership interests or equity interests of the Company, (C) subscriptions, options, restricted stock units, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, any capital stock or other voting securities, ownership interests or equity interests in, or any securities convertible into or exchangeable for capital stock or other voting securities, ownership interests or equity interests in, the Company, (D) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities, ownership interests or equity interests in, the Company (the items in clauses (A) through (D) are hereinafter referred to as “Company Securities”), (E) voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries or (F) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration or sale of, any shares of capital stock of the Company or any of its Subsidiaries. There are no outstanding obligations or commitments of any character of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities or obligate the Company or any of its Subsidiaries to grant, extend or enter into any such obligations or commitments, and neither the Company nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote with the holders of Company Common Stock on any matter.

(d) Other than intercompany Indebtedness, there is no outstanding Indebtedness of the Company and its Subsidiaries.

SECTION 4.4. Subsidiaries.

(a) Schedule 4.4(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Subsidiary of the Company, its place and form of organization and each jurisdiction in which it is authorized to conduct or actually conducts business.

(b) Each Subsidiary of the Company is a corporation or other business entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other organizational power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by its management to be conducted. Each such Subsidiary of the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens and free of any other limitation or restriction

(including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity interests) and were issued in compliance with all applicable Law.

(d) Neither the Company nor any of its Subsidiaries, directly or indirectly, owns any capital stock of, or other equity, ownership, profit, voting or similar interest in, or any interest convertible, exchangeable or exercisable for any equity, ownership, profit, voting or similar interest in, any Person other than a Subsidiary of the Company. No Subsidiary of the Company owns any Company Securities.

SECTION 4.5. Noncontravention. Except as set forth on Schedule 4.5 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the Company Charter Documents or any of the Subsidiary Documents or (b) assuming that the authorizations, consents and approvals referred to in Section 4.6 and the Company Stockholder Approval are obtained and the filings referred to in Section 4.6 are made, (i) conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (ii) require any consent or approval under, violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Material Contract or material Permit, to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clauses (i) and (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to (A) be material to the Company and its Subsidiaries, taken as a whole, or (B) prevent, materially delay or materially impair the Company’s ability to consummate the Transactions

SECTION 4.6. Governmental Approvals. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof require any action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Securities Act, the Exchange Act, and the rules of The Nasdaq Stock Market, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, (d) filings required under, and compliance with other applicable requirements of, non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment

(collectively, “Foreign Antitrust Laws”) and (e) such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the Company’s ability to consummate the Transactions.

SECTION 4.7. Corporate Records. The Company has made available to Parent true, correct and complete copies of its certificate of incorporation and bylaws (the “Company Charter Documents”) and true, correct and complete copies of the certificates of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries (the “Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions. The Company has made available to Parent and its representatives true, correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of stockholders (or other equity holders), the board of directors (or similar governing body) and each committee of the board of directors (or similar governing body) of the Company and each of its Subsidiaries held since January 1, 2009 (other than portions of any minutes (or drafts thereof) related to the Transactions or any Takeover Proposal). The Company has made available to Parent and its representatives true, correct and complete copies of the resolutions of all meetings of the board of directors of the Company and each committee of the board of directors of the Company in respect of this Agreement and the Transactions.

SECTION 4.8. Company SEC Documents.

(a) The Company has filed and furnished all required reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements with the SEC since January 1, 2009 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and, in each case, including all exhibits and schedules thereto and documents incorporated by reference therein, and together with the documents referred to in Section 4.8(b), the “Company SEC Documents”). None of the Subsidiaries of the Company is required to file or furnish any report, schedule, form, certification, prospectus, or registration, proxy or other statement with the SEC. As of their respective effective dates, in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, and as of their respective SEC filing dates, in the case of all other Company SEC Documents (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), the Company SEC Documents complied as to form, and each such Company SEC Document filed subsequent to the date hereof and prior to the consummation of the Merger will comply as to form, in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Company SEC Documents and to the extent in effect at the time of filing, and none of the Company SEC Documents as of such respective dates, nor any other communication disseminated by the Company to its securityholders since January 1, 2009 as of their respective dissemination dates, contained, and no such Company SEC Document filed subsequent to the date hereof and prior to the consummation of the Merger will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company has made available to Parent true, correct and complete copies of all comment letters received by the Company from the SEC since January 1, 2009 relating to the Company SEC Documents, together with all written responses of the Company thereto. There are no outstanding or unresolved comments received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing SEC review or investigation.

(c) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by the Company since January 1, 2009 was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. None of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company has received written or, to the Knowledge of the Company, oral notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date of this Agreement. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 30, 2011, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

SECTION 4.9. Financial Statements; Internal Controls; No Undisclosed Liabilities.

(a) The consolidated financial statements of the Company (including, in each case, any notes and schedules thereto) included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto at the date of the filing of such Company SEC Documents, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to the absence of complete footnote disclosure and normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole).

(b) The Company has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act), and such system is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(c) The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(d) The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the board of directors of the Company (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Since January 1, 2009, neither the Company, any of its Subsidiaries, any of their respective directors or officers nor, to the Knowledge of the Company, any of their respective employees, auditors or accountants has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding any failure of or deficiency in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise, and whether known or unknown) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent reflected or reserved against on the balance sheet (the “Company Balance Sheet”) of the Company and its Subsidiaries as of March 30, 2012 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), (ii) incurred in connection with this Agreement and the Transactions, (iii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice or (iv) incurred after the Balance Sheet Date that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or any Company SEC Documents.

SECTION 4.10. Absence of Certain Changes or Events. Between the Balance Sheet Date and the date hereof, there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in the Filed Company SEC Documents (other than any risk factor or similar disclosure under the headings “Risk Factors,” “Forward Looking Statements” or any similar precautionary sections), between the Balance Sheet Date and the date hereof (a) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action described in Section 6.2 that if taken after the date hereof and prior to the Effective Time without the prior written consent of Parent would violate such provision. Without limiting the foregoing, except as disclosed in the Filed Company SEC Documents, since the Balance Sheet Date there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its Subsidiaries which materially affects the use thereof.

SECTION 4.11. Legal Proceedings. There is (a) no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceeding (excluding for the purpose of this clause (a), any audit, examination or investigation by a Governmental Authority) against the Company or any of its Subsidiaries or any of their respective properties or assets, (b) to the Knowledge of the Company, no pending or threatened in writing audit, examination or investigation by any Governmental Authority against the Company or any of its Subsidiaries or any of their respective properties or assets, (c) as of the date of this Agreement, no pending or, to the Knowledge of the Company, threatened in writing Legal Proceeding that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the Merger or any other Transaction, (d) no pending or threatened Legal Proceeding by the Company or any of its Subsidiaries against any third party, (e) no settlement or similar agreement that imposes any material ongoing obligation or restriction on the Company or any of its Subsidiaries and (f) no Order imposed or, to the Knowledge of the Company, threatened to be imposed upon the Company or any of its Subsidiaries or any of their respective properties or assets. There are no internal investigations or internal inquiries that, since January 1, 2009, have been or are being conducted by or at the discretion of the board of directors of the Company (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or an enforcement Legal Proceeding.

SECTION 4.12. Compliance With Laws; Permits.

(a) The Company and its Subsidiaries are (and since January 1, 2009 have been) in compliance in all material respects with all Laws and Orders applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations, and, to the Knowledge of the Company, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a liability or default under, any applicable Law or Order, except for such failures to be in compliance, violations, liabilities or defaults as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2009, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice to the effect that a Governmental Authority claimed or alleged that the Company or any of its Subsidiaries was not in compliance in all material respects with all Laws or Orders applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations.

(b) The Company and each of its Subsidiaries hold all material Permits necessary for the lawful conduct of their respective businesses. The Company and its Subsidiaries are (and since January 1, 2009 have been) in compliance in all material respects with the terms of all material Permits. Since January 1, 2009, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any material Permit.

SECTION 4.13. Information Supplied. Neither the Proxy Statement, the information included or incorporated by reference in the Proxy Statement nor any other document filed with the SEC by the Company in connection with the Merger (or any amendment thereof or supplement thereto), at the date first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting, at the time filed with the SEC and at the time of any amendment or supplement thereof, as the case may be, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by Parent or Merger Sub specifically for inclusion in such documents. The Proxy Statement and such other documents filed with the SEC by the Company will comply as to form in all material respects with the provisions of the Exchange Act.

SECTION 4.14. Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all (i) income Tax Returns and (ii) all other Tax Returns where the failure to file such Tax Returns would reasonably be expected to result in a material liability, in each case, required to be filed by any of them, and each Tax Return filed by the Company or any of its Subsidiaries is true, complete and accurate in all material respects. The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all material amounts of Taxes due and payable by it (other than Taxes being contested in good faith for which adequate reserves have been established on the consolidated financial statements of the Company in accordance with GAAP).

(b) The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the deposit, collection, withholding, payment or remittance of any material amount of Tax.

(c) The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve, in accordance with GAAP, for all amounts of Taxes (including for Taxes not yet due and payable) for all Taxable periods and portion thereof through the date of such financial statements.

(d) No material deficiencies or other claims for any Taxes or for failure to file Tax Returns have been proposed, asserted or assessed against the Company or any of its Subsidiaries. There are no audits, proceedings or investigations by any Governmental Authority in progress, nor has the Company or any of its Subsidiaries received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority that it intends to conduct such an audit, proceeding, or investigation. Neither the Company nor any of its Subsidiaries has agreed to modify, extend or waive the statute of limitations relating to any Tax or any Tax Return.

(e) There are no Liens for any material amount of Tax upon any asset or property of the Company or any of its Subsidiaries (except Liens for current Taxes not yet due and payable for which adequate reserves have been established on the consolidated financial statements of the Company in accordance with GAAP).

(f) No written or, to the Knowledge of the Company, oral claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns such that it is or may be subject to Tax by, or required to file any Tax Return in, that jurisdiction.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity or similar agreement (except for the intercompany agreements among the Company and its Subsidiaries or the Company’s Subsidiaries set forth on Schedule 4.14(g) of the Company Disclosure Schedule).

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company).

(i) There is no item of gross income of the Company or any of its Subsidiaries that was received or accrued prior to the Closing that will be required under applicable Tax Law to be reported for a Taxable period beginning after the Closing Date that is attributable to a transaction (for example, such as an installment sale or a prepaid amount received prior to the Closing) that occurred prior to the Closing.

(j) Neither the Company nor any of its Subsidiaries has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law, or has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the Company or any of its Subsidiaries, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or any Subsidiary, or (iii) granted to any Person any power of attorney that is in force with respect to any Tax matter currently in progress.

(k) The Company has made available to Parent complete copies of (i) all income and franchise Tax Returns of the Company and its Subsidiaries for the preceding three (3) years and (ii) any audit report issued within the last three (3) years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes or a material amount of other Taxes of the Company or any of its Subsidiaries.

(l) Neither the Company nor any of its Subsidiaries has ever participated in any listed transaction within the meaning of Treasury Regulation Section 1.6011-4.

(m) For purposes of this Section 4.14, any reference to the Company or its Subsidiaries shall be deemed to include any Person that merged or was liquidated into the Company or such Subsidiary.

SECTION 4.15. Employee Benefits.

(a) Schedule 4.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all “employee benefit plans” (as defined in Section

3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all other employee benefit plans, policies, agreements or arrangements, and (iii) all payroll practices, employment, consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, sick leave, vacation, loans, salary continuation, health, life insurance and educational assistance plan, policies, agreements or arrangements, in each case, whether written or unwritten and whether or not subject to ERISA for the benefit of current or former employees, consultants, independent contractors or directors of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any direct or indirect obligation or liability, contingent or otherwise, (collectively, the “Company Plans”).

(b) True, correct and complete copies of the following documents with respect to each of the Company Plans have been made available to Parent by the Company to the extent applicable: (i) any plans, sub-plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) the most recent Forms 5500 and all schedules thereto and the most recent non-U.S. annual Tax reports, (iii) the most recent actuarial report, if any, (iv) the most recent IRS determination letter and any similar Tax-qualification letter, Tax ruling or authorization from any non-U.S. Governmental Authority, (v) the most recent summary plan descriptions, (vi) material communications with participants and (vii) written summaries of all non-written Company Plans.

(c) The Company Plans have been established, administered and maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws, including all notice and consultation requirements with respect to employees, former employees, and third parties. Each Company Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) complies in all material respects with the requirements of Section 409A of the Code and the regulations promulgated thereunder and does not constitute a salary deferral arrangement in Canada.

(d) The Company Plans intended to qualify under Section 401 or other Tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified, and any trusts intended to be exempt from federal income taxation under the Code are so exempt. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(e) Neither the Company nor any of its Subsidiaries nor any other entity which, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) contributes to or has in the past six (6) years sponsored, maintained, contributed to or had any liability in respect of (i) any defined benefit pension plan (as defined in Section 3(35) of ERISA), (ii) plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA or (iii) a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(f) All contributions and premium payments required to have been made under any of the Company Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made, except as would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole.

(g) There are no pending Legal Proceedings arising from or relating to the Company Plans (other than routine benefit claims) that would reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole, nor does the Company have any Knowledge of facts that would reasonably be expected to form the basis for any such Legal Proceeding. No event has occurred and, to the Knowledge of the Company, no condition exists that would, directly or by reason of the Company’s or any of its Subsidiaries’ affiliation with any of their ERISA Affiliates, subject the Company or any of its Subsidiaries to any material Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law. With respect to each Company Plan, no investigation, audit, action or other Legal Proceeding by the Department of Labor, IRS or any other Governmental Authority that would reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole, is in progress or, to the Knowledge of the Company, pending or threatened.

(h) None of the Company Plans provide for, and neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of, post-employment life or health coverage for any current or former employee, consultant, independent contractor or director or any beneficiary thereof, except as may be required under Part 6 of the Subtitle B of Title I of ERISA, or similar state Laws.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event contemplated by the applicable Company Plan) will (i) result in any payment becoming due to any current or former employee, consultant, independent contractor or director of the Company or its Subsidiaries, (ii) increase the compensation or benefits payable, including equity benefits, under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits, including equity benefits, under any such Company Plan, (iv) require any contributions or payments to fund any obligations under any Company Plan, or (v) create any limitation or restriction on the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan.

(j) All Company Plans maintained primarily for the benefit of employees, directors, consultants or independent contractors whose services for the Company or any of its Subsidiaries are exclusively or primarily performed outside the United States (i) have been established, maintained and administered in material compliance with their terms and all applicable Laws of any controlling Governmental Authority and any Tax ruling with respect thereto, (ii) have, to the extent required, been registered and maintained in good standing with the applicable Governmental Authority, and (iii) are fully funded and/or book reserved, if applicable, based upon reasonable actuarial assumptions as required by applicable Law. Any prospectus, notice or other disclosure required to be filed under applicable Law with regard to any Company Plan maintained primarily for the benefit of employees, directors, consultants or independent contractors whose services for the Company or any of its Subsidiaries are exclusively or primarily performed outside the United States has been timely filed and delivered to any participant in such plan.

(k) No individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or as exempt rather than non-exempt, or with respect to any employee leased from another employer, except for such liabilities as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(l) Neither the Company nor any of its Subsidiaries is a party to any Contract, agreement, plan or other arrangement that, individually or in the aggregate, could give rise to the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code or would be subject to withholding under Section 4999 of the Code as a result of the execution of this Agreement or otherwise related in any way to the Transactions.

SECTION 4.16. Employee and Labor Matters.

(a) Schedule 4.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees, consultants and independent contractors currently performing services for the Company or any of its Subsidiaries, and information indicating whether the Person is an employee, consultant or independent contractor and, as applicable, each Person’s title, location, date of hire or engagement, exempt or non-exempt classification, compensation and benefits, accrued but unused sick and vacation leave or paid time off, and whether the employee is on a leave of absence and the type of such leave. To the Company’s Knowledge, as of the date of this Agreement, no director, officer, key employee or group of employees, consultant or independent contractor of the Company or any of its Subsidiaries has provided written notice that it intends to terminate his, her or their employment, consulting, or independent contractor relationship.

(b) None of the employees of the Company or its Subsidiaries is represented in his or her capacity as an employee of the Company or any of its Subsidiaries by any labor organization, including any union, works council, employee representative or similar body. Neither the Company nor any of its Subsidiaries is or, since January 1, 2009, has been a party to any collective bargaining agreement with any union, works council, employee representative or other labor organization or group of employees, nor has any such union, works council, employee representative or other labor organization or group of employees been elected as the collective bargaining agent or representative of any employees. Neither the Company nor any of its Subsidiaries is, nor has been since January 1, 2009, bound by any Contract with any union, works council, employee representative or other labor organization or group of employees, nor is any such Contract being negotiated by the Company or any such Subsidiary. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the Transactions.

(c) To the Knowledge of the Company, there has been no union election or other organization activity made or threatened since January 1, 2009 by or on behalf of any union, works council, employee representative or other labor organization or group of employees with respect to any of the employees of the Company or any of its Subsidiaries, nor has there ever been union representation involving any of the employees of the Company or any of its Subsidiaries. There is no picketing pending or, to the Knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(d) There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual.

(e) The Company and its Subsidiaries are in compliance in all material respects with their own policies, handbooks, work rules and internal regulations and all applicable Laws relating to employment and labor, including fair employment practices, terms and conditions of employment, wage and hour, overtime, rest and meal breaks, worker classification, benefits, the Worker Adjustment and Retraining Notification Act and any similar state, local or foreign “mass layoff” or “plant closing” Law (collectively, “WARN”), collective bargaining, discrimination, civil rights, immigration, safety and health, workers’ compensation and the withholding and/or payment of federal, state and foreign income Taxes, social security Taxes and any similar federal, state, local or foreign Taxes with respect to employment. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries since January 1, 2009.

(f) The employees of the Company or any of its Subsidiaries who are located in the United States are authorized and have appropriate documentation to work in the United States. Schedule 4.16(f) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company or any of its Subsidiaries who are working in the United States and are not United States citizens or permanent residents. Each of the employees required to be listed on Schedule 4.16(f) of the Company Disclosure Schedule is authorized under applicable United States immigration Laws to work in his or her current position for the Company or any of its Subsidiaries.

Except for the work authorizations specified in Schedule 4.16(f) of the Company Disclosure Schedule opposite the employee’s name, none of the employees required to be so listed requires authorization from any Governmental Authority to be employed in his or her current position by the Company or any of its Subsidiaries.

(g) The employees of the Company or any of its Subsidiaries who are located outside the United States are authorized and have appropriate documentation to work in the respective country where each such employee is working.

SECTION 4.17. Environmental Matters.

(a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(i) each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws, and, to the Knowledge of the Company, no condition or state of facts exists that is reasonably likely to prevent compliance in the future;

(ii) there is no Legal Proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or any of its Subsidiaries;

(iii) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice of or entered into or assumed by Contract or operation of Law or otherwise, any Order relating to or arising under Environmental Laws;

(iv) neither the Company nor any of its Subsidiaries has transported or arranged for the disposal or treatment of Hazardous Materials; and

(v) to the Knowledge of the Company, no facts, circumstances or conditions exist with respect to the Company or any of its Subsidiaries or any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries that would reasonably be expected to result in the Company and its Subsidiaries incurring Environmental Liabilities.

(b) The Company has made available to Parent true, correct and complete copies of all existing environmental reports, reviews and audits pertaining to actual or potential Environmental Liabilities relating to the Company or its Subsidiaries.

SECTION 4.18. Material Contracts.

(a) Schedule 4.18(a) of the Company Disclosure Schedule sets forth all of the following Contracts to which the Company or its Subsidiaries is a party or by which it is bound:

(i) Contracts that are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K, whether or not so filed or disclosed;

(ii) Contracts that purport to limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or Affiliates to (A) compete in any geographic area or line of business or restrict the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates may sell products or deliver services or (B) hire or solicit any Person;

(iii) Contracts for joint ventures, strategic alliances, partnerships or similar arrangements;

(iv) Contracts that grant to any Person other than the Company or any of its Subsidiaries any (A) exclusive license, supply, distribution or other rights, (B) “most favored nation” rights, (C) rights of first refusal, rights of first negotiation or similar rights or (D) exclusive rights to purchase any of the Company’s or its Subsidiaries’ products;

(v) Contracts for the disposition or acquisition by the Company or any of its Subsidiaries of any business, properties or assets, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business consistent with past practice) (A) entered into since January 1, 2009 (whether or not such acquisition or disposition has been consummated prior to the date of this Agreement) or (B) that contain ongoing non-competition, earn-out or other contingent payment obligations or other ongoing obligations of the Company or any of its Subsidiaries;

(vi) Contracts with any (A) Governmental Authority or (B) to the Knowledge of the Company, contractor or subcontractor to any Governmental Authority;

(vii) Contracts with any director or officer of the Company or any of its Subsidiaries or any Affiliate of the Company, including indemnification agreements;

(viii) loan or credit agreements, indentures, notes or other Contracts or instruments evidencing Indebtedness by the Company or any of its Subsidiaries or Contracts or instruments pursuant to which Indebtedness may be incurred or is guaranteed by the Company or any of its Subsidiaries;

(ix) financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements, evidencing financial hedging, swap, cap, floor, collar, futures, forward, option or similar trading activities;

(x) voting agreements or registration rights agreements;

(xi) mortgages, pledges, security agreements, deeds of trust or other Contracts granting a Lien on any material property or assets of the Company or any of its Subsidiaries;

(xii) Contracts that involved total payments by the Company and its Subsidiaries, taken as a whole, in fiscal year 2011 in excess of $250,000 or that, based on the good faith estimates of the Company, are reasonably likely to involve total payments in fiscal year 2012 or fiscal year 2013 in excess of $250,000, and Contracts that involved total revenue of the Company and its Subsidiaries, taken as a whole, in fiscal year 2011 in excess of $500,000 or that, based on the good faith estimates of the Company, are reasonably likely to involve total revenue in fiscal year 2012 or fiscal year 2013 in excess of $500,000;

(xiii) Contracts that require (A) engineering or development work by the Company or any of its Subsidiaries after the date of this Agreement, (B) ongoing support or other service obligations by the Company or any of its Subsidiaries after the date of this Agreement (which Contract and obligations cannot be terminated on notice of ninety (90) days or less without penalty) or (C) the Company or any of its Subsidiaries to purchase all of its supply of any product or component from a single Person or group of related Persons;

(xiv) Contracts that include (A) any grant by the Company or any of its Subsidiaries to any Person of any express license, right or covenant not to sue with respect to any Patents or (B) any grant by the Company or any of its Subsidiaries of any other Intellectual Property License, other than Intellectual Property Licenses entered into in connection with and limited to any of the Company’s or its Subsidiaries’ supplied products or services;

(xv) Contracts that include any grant of any Intellectual Property License by any Person to the Company or any of its Subsidiaries (other than licenses for Software that is licensed under “shrink-wrap” or “click-through” Contracts and that is generally commercially available on reasonable terms through commercial distributors or in retail stores for a license fee of no more than $50,000);

(xvi) Contracts that contain indemnification obligations by the Company or any or its Subsidiaries, which indemnification obligations are not capped at $5,000,000 or less or not capped by the total amount of royalties or fees payable or paid to the Company or a Subsidiary of the Company under such Contract;

(xvii) labor or collective bargaining agreements;

(xviii) (A) “standstill” or similar agreements restricting any Person from acquiring the securities of, soliciting proxies respecting, or affecting the control, of any other Person, (B) Contracts with respect to any Takeover Proposal or similar proposal imposing any confidentiality obligation on the Company or any of its Subsidiaries not entered into in the ordinary course of business or (C) Contracts requiring the Company or any of its Subsidiaries to provide any notice or information to any Person prior to considering or accepting any Takeover Proposal or similar proposal or prior to entering into any discussions or Contracts relating to any Takeover Proposal or similar transaction;

(xix) the Real Property Leases;

(xx) Contracts relating to any single or series of related capital expenditures by the Company pursuant to which the Company or any of its Subsidiaries has future financial obligations in excess of $250,000;

(xxi) Contracts that are not terminable by the Company or any of its Subsidiaries on notice of one hundred eighty (180) days or less without penalty;

(xxii) any Contracts set forth on Schedule 4.21(o) of the Company Disclosure Schedule;

(xxiii) other than as set forth elsewhere on Schedule 4.18(a) of the Company Disclosure Schedule, all other Contracts that are material to the businesses or operations of the Company or any of its Subsidiaries, taken as a whole; and

(xxiv) commitments or agreements to enter into any of the foregoing.

(b) Each Contract disclosed (or required to be disclosed) on Schedule 4.18(a) of the Company Disclosure Schedule, required to be made available to Parent pursuant to Section 4.18(c) or which would have been required to be so disclosed if it had existed on the date of this Agreement (each, a “Material Contract”) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the Knowledge of the Company, against the other party or parties thereto, subject to the Bankruptcy and Equity Exception. No approval, consent or waiver of any Person is needed in order that any Material Contract continue in full force and effect following the consummation of the Transactions. Neither the Company nor any of its Subsidiaries is in default or breach in any material respect under the terms of any Material Contract or other Contract to which the Company or any of its Subsidiaries is a party (collectively, the “Company Contracts”), nor, to the Knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a material default or breach thereunder by the Company or its Subsidiaries party thereto. To the Knowledge of the Company, no other party to any Company Contract is in default or breach thereunder in any material respect, nor, to the Knowledge of the Company, does any condition exist that with notice or lapse of time or both would constitute a material default or breach by any such other party thereunder. Neither the Company nor any of its

Subsidiaries has received any written or, to the Knowledge of the Company, oral notice of termination or cancellation under any Material Contract, received any written or, to the Knowledge of the Company, oral notice of breach or default in any material respect under any Material Contract which breach has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract.

(c) The Company has heretofore made available to Parent true, correct and complete copies of each Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.

SECTION 4.19. Title to Properties; Personal Property. Except with respect to real property and Intellectual Property (which are addressed in Section 4.20 and Section 4.21, respectively), each of the Company and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible, personal properties and other assets which are reflected on the Company Balance Sheet as being owned by the Company or one of its Subsidiaries (or acquired after the date thereof) or which are, individually or in the aggregate, material to the Company’s business or financial condition on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice and not in violation of this Agreement), free and clear of all Liens, other than Permitted Liens. Except as would not materially adversely affect the ability of the Company and its Subsidiaries, taken as a whole, to operate their business as currently conducted or as currently proposed to be conducted, each of the structures, equipment and other tangible assets of the Company and its Subsidiaries utilized in their operations is in good and usable condition, subject to normal wear and tear and normal industry practice with respect to maintenance, and is adequate and suitable for the purposes for which it is presently being used.

SECTION 4.20. Real Property.

(a) The Company and its Subsidiaries do not currently own, nor have they ever owned, any real property.

(b) Schedule 4.20(b) of the Company Disclosure Schedule contains a true, correct and complete list of the real property leased by the Company or any of its Subsidiaries as tenant (the “Leased Real Property”), including with respect to such Leased Real Property the date of such lease or sublease and any material amendments thereto and the street address of such Leased Real Property (the “Real Property Leases”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries, as applicable, has good leasehold title to the Leased Real Property, free and clear of any Liens, other than Permitted Liens. Neither the Company nor any of its Subsidiaries has entered into with any other Person any sublease, license or other Contract that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Leased Real Property.

(c) The Leased Real Property constitutes all real property currently used in connection with the business of the Company and its Subsidiaries and which is necessary for the continued operation of the business as the business is currently conducted and as currently proposed to be conducted. Except as would not materially affect the ability of the Company and its Subsidiaries, taken as a whole, to operate their business as currently conducted or as currently proposed to be conducted, to the Knowledge of the Company, there are no structural, electrical, mechanical or other defects in any improvements located on any of the Leased Real Property. Except as would not materially affect the ability of the Company and its Subsidiaries, taken as a whole, to operate their business as currently conducted or as currently proposed to be conducted, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation proceeding with respect to any of the Leased Real Property.

SECTION 4.21. Intellectual Property.

(a) Schedule 4.21(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Registered Intellectual Property as of the date of this Agreement. For each item of Registered Intellectual Property, Schedule 4.21(a) of the Company Disclosure Schedule lists (i) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (ii) the jurisdiction in which such item is issued, registered or pending, (iii) the issuance, registration or application date and number of such item and (iv) solely with respect to Patents, (A) title of invention, (B) name(s) of inventor(s), (C) confirmation that all maintenance fees with respect to such Patents have been paid and (D) for U.S. Patents, status information from the Patent Application Information Retrieval (PAIR) system of the U.S. Patent and Trademark Office.

(b) All fees and filings with respect to any material Registered Intellectual Property have been timely submitted to the relevant Governmental Authorities and Internet domain name registrars as required to maintain such Registered Intellectual Property in full force and effect. There are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Intellectual Property within ninety (90) days after the date of this Agreement. No issuance or registration obtained and no application filed by the Company or any of its Subsidiaries for any material Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company or one of its Subsidiaries has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application.

(c) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all (i) Registered Intellectual Property and (ii) Company Intellectual Property and Company Technology owned or purported to be owned by the Company or any of its Subsidiaries, in each case, free and clear of all Liens (other than Permitted Liens). All assignments related to the Registered Intellectual Property are complete and have been recorded with the relevant Governmental

Authorities such that such Registered Intellectual Property is in the name of the Company or one of its Subsidiaries with no break in the chain of title. The Company or one of its Subsidiaries has been granted valid and continuing Intellectual Property Licenses in written Contracts to make, use, sell, offer to sell, import, license and otherwise exploit, as the case may be, all Licensed Company Intellectual Property and Licensed Company Technology as the same is made, used, sold, offered for sale, imported, licensed and otherwise exploited by the Company or any of its Subsidiaries in their respective businesses as currently conducted, free and clear of all Liens (other than Permitted Liens). The Company Intellectual Property and Company Technology owned by or licensed to the Company and its Subsidiaries include all of the Intellectual Property and Technology sufficient to enable the Company and its Subsidiaries to conduct their respective businesses (including research and development) in all material respects in the manner in which such businesses (including research and development) are currently conducted. The immediately foregoing sentence in this Section 4.21(c) shall not be interpreted as a separate representation or warranty in addition to Section 4.21(d) that (A) the Company Intellectual Property or Company Technology owned by the Company or its Subsidiaries, or its use or exploitation in any manner by the Company or its Subsidiaries and their customers, licensees and end-users, does not or shall not infringe any Patent of any Person or (B) the Licensed Company Intellectual Property or Licensed Company Technology, or its use or exploitation in any manner by the Company or its Subsidiaries and their customers, licensees and end-users, does not or shall not infringe, misappropriate, constitute a misuse of, dilute or violate any Intellectual Property or Technology of any Person or constitute unfair competition.

(d) None of the following infringes, constitutes or results from a misappropriation or misuse of, dilutes or violates any Intellectual Property or Technology of any Person or constitutes unfair competition: (i) any Company Intellectual Property or Company Technology owned by or exclusively licensed to the Company or any of its Subsidiaries (in the case of any Company Intellectual Property or Company Technology exclusively licensed to the Company or any of its Subsidiaries, within the field of the applicable exclusive license grant), (ii) any use, practice or other exploitation of any Company Intellectual Property or Company Technology by the Company or any of its Subsidiaries, (iii) any use, practice or other exploitation of any Company Intellectual Property or Company Technology by any licensee, customer or end-user of the Company or any of its Subsidiaries within the scope of an Intellectual Property License granted by the Company or any of its Subsidiaries to such licensee, customer or end-user or, to the Knowledge of the Company, any other use, practice or other exploitation of any Company Intellectual Property or Company Technology by such licensee, customer or end-user, (iv) any products or services of the Company or any of its Subsidiaries (or the making, having made, use, offer for sale, sale, import, export, lease, license, distribution, provision, rendering, reproduction, performance, display, transmission, modification, creation of derivative works of or other disposal or exploitation of any of the foregoing) or (v) any conduct, operations or practices of the business of the Company or any of its Subsidiaries (including research and development) as currently conducted. To the Knowledge of the Company, the Registered Intellectual Property is valid and enforceable.

(e) Neither the Company nor any of its Subsidiaries has received since July 1, 2006 any written claim from any Person (i) alleging any infringement, misappropriation, misuse, dilution or violation of any Intellectual Property or Technology or unfair competition, (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property or consider the applicability of any Intellectual Property to any products or services of, or the conduct of any business by, the Company or any of its Subsidiaries or (iii) challenging the ownership, use, validity, scope of right or enforceability of any Company Intellectual Property or Company Technology. Neither the Company nor any of its Subsidiaries has, to the Knowledge of the Company, received since July 1, 2006 any oral claim from any Person (A) alleging any infringement, misappropriation, misuse, dilution or violation of any Intellectual Property or Technology or unfair competition, (B) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property or consider the applicability of any Intellectual Property to any products or services of, or the conduct of any business by, the Company or any of its Subsidiaries or (C) challenging the ownership, use, validity, scope of right or enforceability of any Company Intellectual Property or Company Technology. The Company has made reasonable and good faith efforts to satisfy all obligations to disclose prior art to, and avoid inequitable conduct before any Governmental Authority with respect to, the Registered Intellectual Property.

(f) To the Knowledge of the Company, and except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, no Person is infringing, misappropriating, misusing, diluting or violating any Company Intellectual Property or Company Technology owned by or exclusively licensed to the Company or any of its Subsidiaries. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has made any written or, to the Knowledge of the Company, oral claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Company Intellectual Property or Company Technology owned by or exclusively licensed to the Company or any of its Subsidiaries.

(g) No Trade Secret included in the Company Intellectual Property has been authorized to be disclosed and, to the Knowledge of the Company, no material Trade Secret has been actually disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use thereof. The Company and each of its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets included in the Company Intellectual Property and other material confidential information and Technology of the Company or any of its Subsidiaries (and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation). Each employee, consultant and contractor of the Company or any of its Subsidiaries who is, or who was at any time, involved in the creation or development of any Intellectual Property, Technology products or services for the Company and/or such Subsidiary has entered into a valid and enforceable written non-disclosure and invention assignment Contract with the Company and/or such Subsidiary, which Contract is, in all material respects, in one of the forms made available to Parent prior to the date hereof and attached as part of Schedule 4.21(g) of the Company

Disclosure Schedule. Each named inventor on any Patent included in the Registered Intellectual Property has executed a written invention assignment Contract assigning his/her rights in the subject matter of such Patent to the Company and/or one of its Subsidiaries.

(h) Schedule 4.21(h) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of (i) all Software owned by the Company or any of its Subsidiaries (“Company Software”), (ii) all Software not owned by the Company or any of its Subsidiaries that is incorporated or embedded in or bundled with any Company Software and (iii) all other Software not owned by the Company or any of its Subsidiaries that is used by the Company or any of its Subsidiaries in the conduct or operation of its respective business conducted as of the date of this Agreement (other than Software that is licensed under “shrink-wrap” or “click-through” Contracts and that is generally commercially available on reasonable terms through commercial distributors or in retail stores for a license fee of no more than $50,000), including, in the case of each of the foregoing clauses (ii) and (iii), and to the Knowledge of the Company, the owner or licensor of such Software. None of the source code or related source materials for any material Company Software has been licensed or provided to, or used or accessed by, any Person other than employees, consultants and contractors of the Company or any of its Subsidiaries, which employees, consultants and contractors are subject to written confidentiality obligations with respect to such source code or related materials. Neither the Company nor any of its Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related source materials for any Company Software.

(i) Schedule 4.21(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Open Source Software that is or has been included, incorporated or embedded in, linked to or combined or distributed with any Company Software or any product or service distributed by the Company or any of its Subsidiaries.

(j) No Open Source subject to a Copyleft License is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any Company Software or any product or service distributed by the Company or any of its Subsidiaries, in each case, in a manner that subjects any source code or related materials for any material Company Software to any requirement or obligation to be made available, disclosed, contributed, distributed or licensed to any Person (including the Open Source community).

(k) To the Knowledge of the Company, the Company Software is free from any defect, bug, virus or programming, design or documentation error or corruptant that would have a material effect on the operation or use of the Company Software. None of the Company Software or the products or services of the Company or any of its Subsidiaries contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device on which such Company Software or products or services or such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent; or (iii) sending information to the Company or any of its Subsidiaries or any other Person. None of the Company Software or the products or services of the Company or any of its Subsidiaries (A) constitutes, contains or is considered “spyware” or “trackware” as such terms are commonly understood in the software industry, (B) records a user’s keystrokes, browsing history, inputting of data or other similar actions without such user’s knowledge or (C) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior.

(l) (i) Neither the Company nor any of its Subsidiaries has made, directly or indirectly, or is subject to, any commitments, promises, statements or declarations with respect to any Patent included in the Registered Intellectual Property to any standards-setting bodies, consortia, industry groups or other similar organizations (“Standards Organizations”), (ii) no Patent included in the Registered Intellectual Property is subject to any membership agreements, bylaws, practices or policies, including intellectual property rights policies, of any Standards Organization (including with respect to licensing or non-assertion), (iii) no Patent included in the Registered Intellectual Property has been identified by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization (and no disclosures with respect to essentiality of any Patent included in the Registered Intellectual Property have been made with respect to any standard promulgated by any Standards Organization) and (iv) to the Knowledge of the Company, no Patent included in the Registered Intellectual Property is essential to any Standards Organization or any standard promulgated by any Standards Organization. Schedule 4.21(l) of the Company Disclosure Schedule lists all Standards Organizations in which the Company or its Subsidiaries participates.

(m) No Governmental Authority, university, college, other educational institution or research center has any claim, ownership right or other right to any Company Intellectual Property or Company Technology. No current employee of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no former employee or no current or former consultant or contractor of the Company or any of its Subsidiaries that contributed to the creation or development of any Company Intellectual Property or Company Technology owned by the Company or any of its Subsidiaries has performed any services for any Governmental Authority or any university, college, other educational institution or research center during any period of time during which such employee, consultant or contractor was also performing services for the Company or any of its Subsidiaries. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Intellectual Property or Technology created or developed for the Company or any of its Subsidiaries by any current or former employee, consultant or contractor of the Company or any of its Subsidiaries during any period of time during which such employee, consultant or contractor performed any services for the Company or any of its Subsidiaries and also performed any services for, or had any obligation to assign any Intellectual Property or Technology to, any government or any university, college, other educational institution or research center.

(n) Neither the Company nor any of its Subsidiaries has received any notice or request from any Person for indemnification with respect to any claim of infringement, misappropriation, misuse, dilution or violation of any Intellectual Property or Technology of any other Person, which notice or request has not been finally resolved.

(o) The consummation of the transactions contemplated hereby will not result in the loss or impairment of any right of the Company or any of its Subsidiaries to own, use, practice or otherwise exploit any material Company Intellectual Property or Company Technology. Neither this Agreement nor any transaction contemplated by this Agreement will result in the grant by the Company or any of its Subsidiaries to any Person of any ownership interest or Intellectual Property License with respect to any material Company Intellectual Property or Company Technology or any Intellectual Property or Technology owned by Parent or any of its Affiliates pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which any assets or properties of the Company or any of its Subsidiaries is bound.

(p) The Company has provided sufficient disclosure with respect to its privacy policies and related practices, including providing any type of notice and obtaining any type of consent required by applicable Law. Such disclosures have not contained any material omissions of the Company’s privacy policies and related practices. The Company’s privacy policies and related practices are, in all material respects, consistent with standards that are customary in the industry. The Company has not collected, used or shared and does not collect, use or share personally identifiable information (including name, address, telephone number, email address or precise location information) with respect to natural persons (“NPI”). The Company and its Subsidiaries have (i) complied in all material respects with the Company’s privacy policies and complied in all material respects with all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of NPI that is possessed by or otherwise subject to the control of the Company or any of its Subsidiaries, (ii) implemented and maintained commercially reasonable measures sufficient to provide reasonable assurance that the Company and each of its Subsidiaries complies with such Laws and that neither the Company nor its Subsidiaries will acquire, fail to secure, share or use such NPI in a manner inconsistent with (A) such Laws, (B) any notice to or consent from the provider of NPI, (C) any policy adopted by the Company, (D) any contractual commitment made by the Company that is applicable to such NPI, or (E) any privacy policy or privacy statement from time to time published or otherwise made available to the providers of the NPI by the Company, and (iii) in connection with each third party servicing, outsourcing or similar arrangement involving NPI acquired from or with respect to the Company, contractually obligated any service provider to (A) comply with the Laws applicable with respect to NPI, (B) take reasonable steps to protect and secure from unauthorized disclosure of NPI, (C) restrict use of NPI to those authorized or required under the servicing, outsourcing or similar arrangement, and

(D) certify or guarantee the return or adequate disposal of NPI. Except for disclosures of information required by applicable Law, authorized by the provider of NPI or provided for in the Company’s privacy policies, neither the Company nor its Subsidiaries sell, rent or otherwise make available to third parties any NPI. To the Knowledge of the Company, since January 1, 2009, no claims have been asserted or threatened, or reasonably expected to be asserted or threatened, with respect to NPI possessed by or otherwise subject to the control of the Company. For the avoidance of doubt, the term “privacy” as used in this Section 4.21(p) includes the concepts of data protection and data security.

(q) The IT Systems are adequate and sufficient in all material respects (including with respect to working condition and capacity) for the operations of the Company and its Subsidiaries. The Company and each of its Subsidiaries have taken reasonable measures to preserve and maintain the performance, security and integrity of the IT Systems (and all Software, information or data stored thereon). Since January 1, 2009 (i) there has been no failure with respect to any IT Systems that has had a material effect on the operations of the Company and its Subsidiaries and has not been fully remedied and (ii) to the Knowledge of the Company, there has been no unauthorized access to or use of any IT Systems (or any Software, information or data stored thereon).

SECTION 4.22. Insurance. Schedule 4.22 of the Company Disclosure Schedule sets forth a true, correct and complete list of all insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage provided thereunder) maintained by the Company or any of its Subsidiaries (the “Policies”). The Policies (a) have been issued by insurers which, to the Knowledge of the Company, are reputable and financially sound, (b) provide coverage for the operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary practice in the industries in which the Company and its Subsidiaries operate and (c) are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of the Policies. No written or, to the Knowledge of the Company, oral notice of cancellation or termination has been received by the Company with respect to any of the Policies. The consummation of the Transactions will not, in and of itself, cause the revocation, cancellation or termination of any Policy.

SECTION 4.23. Warranties. Schedule 4.23 of the Company Disclosure Schedule contains a true, correct and complete statement of all warranties, warranty policies, service agreements and maintenance agreements of the Company and any of its Subsidiaries in effect as of the date of this Agreement that provide for warranty coverage for a period in excess of (a) twelve (12) months with respect to the Company’s hardware products or (b) six (6) months with respect to the Company’s software products. All products of each of the Company and its Subsidiaries manufactured, processed, assembled, distributed, shipped or sold and any services rendered in the conduct of the business of the Company or any of its Subsidiaries have been in conformity with all applicable contractual commitments and all express or implied warranties, except where the failure to be in conformity, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. All warranties of each of the Company and its Subsidiaries are in conformity with the labeling and other requirements of applicable Law, except where any failure to be in conformity, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

SECTION 4.24. Customers and Suppliers. Schedule 4.24 of the Company Disclosure Schedule lists (a) the name of the top twenty-five (25) largest customers (by revenue) of the Company and its Subsidiaries and (b) the name of the ten (10) largest suppliers (by dollar volume) of the Company and its Subsidiaries, in each case, during fiscal years 2012 (to date) and 2011. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice that the Company or any of its Subsidiaries is in material breach of or material default under any Contract with any such customer or supplier or, as of the date of this Agreement, that any such supplier intends to cease doing business with the Company or any of its Subsidiaries or materially decrease the volume of business that it is presently conducting with the Company or any of its Subsidiaries.

SECTION 4.25. Certain Payments. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, representatives, agents or employees, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any similar foreign Law, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

SECTION 4.26. Export Compliance. None of the Company, any of its Subsidiaries or any of their respective officers, directors, stockholders, agents, distributors or employees and other Persons associated with or acting on the Company’s or any of its Subsidiaries’ behalf has violated or failed to comply in any material respect with any applicable Law related to the export or reexport of goods (including products, software and technology) including the Laws of (a) the Office of Foreign Assets Control in the United States Department of the Treasury, the United States Department of Commerce, (b) any other United States Governmental Authority, including the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act, the Export Administration Regulations, the International Traffic in Arms Regulations or (c) other national government.

SECTION 4.27. Interested Party Transactions. No executive officer or director of the Company or any of its Subsidiaries or any Person owning five percent (5%) or more of the Company Common Stock or, to the Company’s Knowledge, any Affiliate or

family member of any such officer, director or owner is a party to any Contract with or binding upon the Company or any of its Subsidiaries or has any material interest in any property or assets owned by the Company or any of its Subsidiaries or has engaged in any transaction (other than those related to employment or incentive arrangements) with the Company that is material to the Company since January 1, 2009, in each case, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

SECTION 4.28. Opinion of Financial Advisor. The board of directors of the Company has received the opinion of Piper Jaffray & Co., dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the consideration to be received in the Merger by holders of the Company Common Stock is fair from a financial point of view to holders of such shares (the “Fairness Opinion”). A true, correct and complete copy of the Fairness Opinion has been delivered to Parent by Piper Jaffray & Co. on the date hereof. The Company has been authorized by Piper Jaffray & Co. to permit the inclusion of the Fairness Opinion and references thereto in the Proxy Statement.

SECTION 4.29. Brokers and Other Advisors. Except for Piper Jaffray & Co., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a true, correct and complete copy of the Company’s engagement letter with Piper Jaffray & Co. and all related amendments thereto, which letter and all related amendments describe all fees payable to Piper Jaffray & Co. in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Piper Jaffray & Co. (the “Engagement Letter”).

SECTION 4.30. State Takeover Statutes; No Rights Plan.

(a) The Company and the board of directors of the Company have taken all action necessary to exempt the Merger and the other Transactions from the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company (“State Takeover Laws”) is applicable to the Merger or the other Transactions.

(b) The Company has no rights plan, “poison pill” or comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

SECTION 4.31. No Additional Representations; Reliance.

(a) Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, employees, consultants, independent contractors, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their Affiliates or Parent’s Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent, Merger Sub or any of their Affiliates or Parent’s Representatives in the course of their due diligence of the Company or the negotiation of this Agreement.

(b) Notwithstanding any other provision of this Agreement, the Company acknowledges and agrees that the Company has not been induced by, or relied upon, any representations, warranties or statements (whether written or oral) with respect to Parent and Merger Sub and their respective operations and financial condition, whether express or implied, made by any Person, that are not expressly set forth in Article V of this Agreement; provided, however, in no event shall anything in this Section 4.31 (i) be deemed a waiver of any claims for fraud hereunder or related to the Transactions or (ii) have any impact whatsoever on or otherwise be deemed to apply to any of the representations and warranties made by the Company and Parent in the agreements between such parties set forth on Schedule 4.31 of the Company Disclosure Schedule.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 5.1. Organization, Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated.

SECTION 5.2. Corporate Authorization. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Merger Sub of this Agreement, and the consummation by Merger Sub of the Transactions, have been duly authorized and approved by the board of directors of Merger Sub (and prior to the Effective Time will be adopted by Parent as the sole stockholder of Merger Sub) and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by

Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 5.3. Noncontravention. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the articles or certificate of incorporation or bylaws of Parent or Merger Sub or (b) assuming that the authorizations, consents and approvals referred to in Section 5.4 are obtained and the filings referred to in Section 5.4 are made, (i) conflict with or violate any Law or Order applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (ii) require any consent or approval under, violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions (a “Parent Material Adverse Effect”).

SECTION 5.4. Governmental Approvals. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Transactions, nor compliance by Parent and Merger Sub with any of the terms or provisions hereof require any action by or in respect of, or filing with, any Governmental Authority, other than (a) filings required under, and compliance with other applicable requirements of, the Securities Act, the Exchange Act, and the rules of The Nasdaq Stock Market, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws and (d) such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.5. Information Supplied. The information furnished in writing to the Company by Parent and Merger Sub specifically for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting, at the time filed with the SEC and at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.6. Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 5.7. Financing. Parent has, and will have at the Effective Time, sufficient cash resources available to pay the Aggregate Merger Consideration pursuant to the Merger.

SECTION 5.8. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

SECTION 5.9. Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened, Legal Proceeding against Parent or Merger Sub seeking to prohibit or materially delay the Transactions.

SECTION 5.10. No Additional Representations; Reliance.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or Merger Sub or their respective Subsidiaries, businesses, operations, employees, consultants, independent contractors, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article V, neither Parent nor Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence of Parent and Merger Sub or the negotiation of this Agreement.

(b) Notwithstanding any other provision of this Agreement, Parent and Merger Sub each acknowledge and agree that Parent and Merger Sub have not been induced by, or relied upon, any representations, warranties or statements (written or oral) with respect to the Company and its Subsidiaries and their respective operations and financial condition, whether express or implied, made by any Person, that are not expressly set forth in Article IV of this Agreement; provided, however, in no event shall anything in this Section 5.10 (i) be deemed a waiver of any claims for fraud hereunder or related to the Transactions or (ii) have any impact whatsoever on or otherwise be deemed to apply to any of the representations and warranties made by the Company and Parent in the agreements between such parties set forth on Schedule 4.31 of the Company Disclosure Schedule.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 6.1. Conduct of Business by the Company. Except as set forth on Schedule 6.1 of the Company Disclosure Schedule, as expressly permitted or expressly required by this Agreement, with the prior written consent of Parent, which decision with respect to such consent shall not be unreasonably delayed, or as required by applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice, (b) comply in all material respects with all applicable Law and the requirements of all Material Contracts, (c) use commercially reasonable efforts to maintain and preserve intact its Company Intellectual Property, Company Technology, business organization and business relationships and retain the services of its present officers and key employees, and (d) keep in full force and effect all material insurance policies maintained by the Company and its Subsidiaries, other than changes to such policies made in the ordinary course of business.

SECTION 6.2. Restrictions on the Conduct of Business by the Company. Except as set forth on Schedule 6.2 of the Company Disclosure Schedule, as expressly permitted or expressly required by this Agreement, with the prior written consent of Parent, which decision with respect to such consent shall not be unreasonably delayed, or as required by applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each of its Subsidiaries not to:

(a) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests; provided, however, that the Company may issue shares of Company Common Stock upon the exercise of Options granted under the Company Stock Plans that are outstanding on the date of this Agreement and in accordance with the terms thereof;

(b) redeem, purchase or otherwise acquire or agree to acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, except for the delivery of shares of Company Common Stock by holders of Options to pay any applicable exercise or purchase price and/or Taxes related to the exercise or vesting of such awards to the extent permitted under the Company Stock Plans;

(c) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such (other than dividends by a direct or indirect wholly-owned Subsidiary of the Company to its parent that do not result in any adverse Tax consequences);

(d) split, combine, subdivide or reclassify any shares of its capital stock;

(e) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract;

(f) incur or assume any Indebtedness or guarantee any Indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than borrowings from the Company by a direct or indirect wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice;

(g) sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Intellectual Property License or Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of Subsidiaries) to any Person, except in accordance with Section 6.2(k) or (ii) dispositions of obsolete or worthless assets;

(h) make any capital expenditure or expenditures which (i) involves the purchase of real property or (ii) is in excess of $125,000 individually or $750,000 in the aggregate, except for any such capital expenditures provided for in the Company’s 2012 Capital Expenditure Plan previously made available to Parent;

(i) directly or indirectly acquire (i) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or (ii) except in the ordinary course of business consistent with past practice, any assets that, individually, have a purchase price in excess of $50,000 or, in the aggregate, have a purchase price in excess of $250,000;

(j) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly-owned Subsidiary of the Company in the ordinary course of business;

(k) (i) enter into, terminate or amend (A) any Material Contract or (B) any customer Contract unless such customer Contract (1) would not be deemed a Material Contract, (2) is on one of the Company’s standard form Contracts set forth on Schedule 6.2 of the Company Disclosure Schedule and (3) such Contract is terminable (including with respect to all performance obligations thereunder) without penalty by the Company or the applicable Subsidiary on notice of one hundred eighty (180) days or less, (ii) waive any material right under any Material Contract, (iii) amend or modify the Engagement Letter, (iv) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions or (v) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement unless, in the case of this clause (v) only, the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company’s board of directors of the Company under Delaware Law;

(l) (i) increase in any manner the compensation or benefits of any of its current or former directors, officers, employees, consultants or independent contractors other than as expressly required by the terms of a Company Plan set forth on Schedule 4.15(a) of the Company Disclosure Schedule, (ii) amend, modify or terminate any Company Plan or (iii) enter into or establish any plan, policy, agreement, trust, fund or arrangement that would have constituted a Company Plan if it had been in effect on the date hereof, other than as required pursuant to applicable Law or the terms of the Company Plans;

(m) except in the ordinary course of business consistent with past practice, (i) make, revoke or change any election with respect to Taxes, (ii) settle or compromise any Tax audit, claim, or assessment or any liability for Taxes, (iii) file any amendment to a Tax Return, (iv) enter into any closing agreement or obtain any Tax ruling, (v) surrender any right to claim a refund of Taxes, (vi) consent to any extension or waiver with respect to any Tax claim, assessment, or liability, or (vii) file any Tax Return (other than an amendment to a Tax Return) in a manner inconsistent with past practice;

(n) except in the ordinary course of business consistent with past practice, make any changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(o) amend the Company Charter Documents or the Subsidiary Documents;

(p) enter into any new material line of business outside of its existing businesses;

(q) fail to (i) pay any annuity or any filing, prosecution, maintenance or other fee or file any document, response to office action or other filing in connection with any Registered Intellectual Property when due or (ii) diligently prosecute and maintain all Registered Intellectual Property;

(r) enter into any agreement for the creation or development by a third party (except for consultants or independent contractors engaged by the Company or any of its Subsidiaries in the ordinary course of business pursuant to a Contract containing a present assignment of Intellectual Property rights to the Company or such Subsidiary) of any material Intellectual Property, Technology, products or services for the Company or any of its Subsidiaries;

(s) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(t) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(u) issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) or customers, except for communications in the ordinary course of business that do not relate to the Transactions;

(v) commence any Legal Proceeding, except with respect to routine matters in the ordinary course of business consistent with past practice or matters arising under or in connection with this Agreement or the Transactions;

(w) release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Company and its Subsidiaries taken as a whole (this covenant being in addition to the Company’s agreement set forth in Section 6.10);

(x) amend, modify or waive any of the Company’s existing takeover defenses or take any action to render any state takeover or similar statute inapplicable to any transaction (other than the Merger) or any Person (other than Parent and Merger Sub); or

(y) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement.

Parent acknowledges and agrees that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the

Company or any of the Company’s Subsidiaries prior to the Effective Time, and (ii) prior to the Effective Time, the Company and the Company’s Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over their operations.

SECTION 6.3. Preparation of the Proxy Statement; Company Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC preliminary proxy materials (including a preliminary Proxy Statement). Each of the Company and Parent shall furnish all information concerning such Person to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. Notwithstanding anything contained in this Agreement to the contrary, (i) if the Company does not receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall file with the SEC the definitive Proxy Statement, and shall use its reasonable best efforts to cause the mailing of the definitive Proxy Statement to the stockholders of the Company, as promptly as reasonably practicable after it receives notice from the SEC that it will not receive comments, and (ii) if the Company does receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall file with the SEC the definitive Proxy Statement, and shall use its reasonable best efforts to cause the mailing of the definitive Proxy Statement to the stockholders of the Company, as promptly as reasonably practicable following clearance by the SEC with respect to such comments.

(b) The Company shall promptly (i) notify Parent upon the receipt of any oral or written comments or requests from the SEC (or of notice of the SEC’s intent to review the preliminary Proxy Statement) and of any request by the SEC for amendments or supplements to the preliminary Proxy Statement or any other filing with the SEC in connection with the Transactions or for additional or supplemental information in connection therewith and (ii) provide Parent with copies of all written correspondence (or, in the case of oral correspondence, a reasonably detailed description of such oral correspondence) between the Company and its Representatives, on the one hand, and the SEC, on the other hand. Prior to responding to any such comments or requests or the filing or mailing of the Proxy Statement (or any amendment or supplement thereto), the Company shall (i) provide Parent with a reasonable opportunity to review and comment on any such document or response, (ii) include in such document or response all comments reasonably proposed by Parent, (iii) to the extent reasonably practicable, permit Parent and its outside counsel to participate in all communications with the SEC (including all meetings and telephone conferences) relating to the Proxy Statement, this Agreement or any of the Transactions and (iv) not file or mail such document, or respond to the SEC, prior to receiving the approval of Parent, which approval shall not be unreasonably withheld, delayed or conditioned. Subject to the preceding sentence, the Company shall respond promptly and in good faith to any comments by the SEC and if, at any time prior to the Effective Time, any event or information relating to the Company, Parent, Merger Sub or any of their Affiliates should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading, the party that discovers such information shall promptly notify the other parties, and the Company shall cause an appropriate amendment or supplement describing such information to be filed with the SEC as promptly as practicable thereafter and, to the extent required by applicable Law, cause such amendment or supplement to be distributed to the stockholders of the Company.

(c) The Company shall, as promptly as reasonably practicable following the date of this Agreement, establish a record date (which will be as promptly as reasonably practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a special meeting of its stockholders, which meeting the Company shall cause to occur, subject to the following sentence, no later than the fortieth (40th) calendar day (or, if such calendar day is not a Business Day, on the first Business Day subsequent to such calendar day) immediately following the date of mailing of the Proxy Statement (the “Company Stockholders Meeting”), solely for the purpose of obtaining the Company Stockholder Approval and the approval of other matters related to the Transactions, regardless of whether the board of directors of the Company determines at any time that this Agreement is no longer advisable or recommends that the stockholders of the Company reject it or any other Company Adverse Recommendation Change has occurred at any time. The Company shall consult with Parent regarding the date of the Company Stockholders Meeting and shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent; provided, however, that nothing herein shall prevent the Company from postponing or adjourning the Company Stockholders Meeting if and to the extent that (i) there are holders of an insufficient number of shares of Company Common Stock present or represented by a proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting and the Company uses its reasonable best efforts during any such postponement or adjournment to obtain such a quorum as soon as practicable or (ii) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law or Order or a request from the SEC to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders and the Company uses its reasonable best efforts to hold or resume the Company Stockholders Meeting as soon as practicable.

(d) The Company shall comply in all material respects with all Laws applicable to the Company Stockholders Meeting. Unless the board of directors of the Company shall have effected a Company Adverse Recommendation Change in accordance with Section 6.4(e) or Section 6.4(f), (i) the board of directors of the Company shall unanimously recommend to the stockholders of the Company adoption of this Agreement (the “Company Board Recommendation”), (ii) the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) the Proxy Statement shall include a copy of the Fairness Opinion and the Company Board Recommendation and (iv) the board of directors of the Company shall not fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation. Without limiting the generality of the foregoing, the Company agrees that, subject to Section 6.4(e) and Section 8.1(d), (i) the Company’s obligations pursuant to Section 6.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal and (ii) the Company shall establish a record date for, call, give notice of, convene and hold the Company Stockholders Meeting and the matters constituting the Company Stockholder Approval shall be submitted to the stockholders of the Company at the Company Stockholders Meeting regardless of whether (A) a Company Adverse Recommendation Change shall have occurred or (B) any Takeover Proposal or Superior Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its Representatives. The Company agrees that it shall not submit to the vote of the stockholders of the Company any Takeover Proposal (whether or not a Superior Proposal) prior to the vote of the stockholders of the Company with respect to the Merger at the Company Stockholders Meeting. The notice of such Company Stockholders Meeting shall state that a resolution to adopt this Agreement and a resolution to adjourn the Company Stockholders Meeting will be considered at the Company Stockholders Meeting, and no other matters shall be considered or voted upon at the Company Stockholders Meeting without Parent’s prior written consent.

SECTION 6.4. No Solicitation by the Company.

(a) The Company shall, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and use reasonable best efforts to obtain the return from all such Persons or cause the destruction (with confirmation of destruction) of all copies of confidential information previously provided to such parties by or on behalf of the Company, its Subsidiaries or their Representatives. Subject to the terms of Section 6.4(b), the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to, directly or indirectly (i) solicit, initiate, cause or knowingly facilitate or encourage (including by way of furnishing information) the submission of any Takeover Proposal or the making of any offer, inquiry or proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to or otherwise cooperate in any way, or knowingly assist, participate in, facilitate or encourage any effort by, any third party regarding any Takeover Proposal, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (other than a confidentiality agreement contemplated by and in accordance with Section 6.4(b)(i)) related to any Takeover Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations hereunder or (iv) resolve to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.4 by any Subsidiary of the Company or Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.4 by the Company.

(b) Notwithstanding the foregoing provisions of Section 6.4(a) or anything else to the contrary set forth in this Agreement, if the board of directors of the Company receives an unsolicited, bona fide written Takeover Proposal made after the date hereof in circumstances not involving a breach of this Agreement, and the board of directors of the Company reasonably determines in good faith, after consulting with and receiving the advice of outside counsel and a financial advisor of national reputation, that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under Delaware Law, then the Company may, at any time prior to obtaining the Company Stockholder Approval (but in no event after obtaining the Company Stockholder Approval) and after providing Parent prior written notice of its intention to take such actions (provided that the Company shall only be required to provide the notice required by this sentence to Parent on one (1) occasion with respect to any particular Person) (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with the Company (which confidentiality agreement must be no less favorable to the Company (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement; provided, however, that such confidentiality agreement need not restrict the making of Takeover Proposals to the Company, the Company’s board of directors or any committee thereof), provided that (A) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 6.4 and (B) the Company advises Parent of all such non-public information delivered, or otherwise made available, to such Person substantially concurrently with its delivery to such Person and substantially concurrently with its delivery to such Person the Company makes available to Parent all such information not previously made available to Parent, and (ii) participate in discussions and negotiations with such Person regarding such Takeover Proposal. The Company shall provide Parent with a true, correct and complete copy of any confidentiality agreement entered into pursuant to this Section 6.4(b) within twenty-four (24) hours of the execution thereof.

(c) In addition to the other obligations of the Company set forth in this Section 6.4, the Company shall promptly advise Parent, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, any discussions or negotiations are sought to be initiated or continued with or any access to the business, properties, assets, books or records is requested from, the Company (or any of its Representatives) in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials and electronic communications received from or on behalf of such Person relating to such proposal, offer, inquiry or request (including the financing thereof)), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials and electronic communications received from such third party by the Company or any of its Representatives or provided to such third party by the Company or any of its Representatives that relate to such proposals, offers, inquiries or requests, including any amendments or proposed amendments as to price and other terms of any such proposal, offer, inquiry or request) and of the status of any such discussions or negotiations. The Company shall provide Parent with at least forty-eight (48) hours’ prior notice (or any lesser period of advance notice provided to the members of the board of directors of the Company generally) of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to consider any Takeover Proposal.

(d) The board of directors of the Company shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation or the approval or declaration of advisability by the board of directors of the Company of this Agreement and the Transactions (including the Merger), (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or Superior Proposal, (iii) make any public statement inconsistent with the Company Board Recommendation or (iv) resolve or agree to take any of the foregoing actions (any action described in the foregoing clauses (i) through (iv) being referred to as a “Company Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to receipt of the Company Stockholder Approval, the board of directors of the Company, following receipt of and on account of a Superior Proposal, may (i) make a Company Adverse Recommendation Change, or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with the terms of Section 8.1(d)(i), but only if, in either case, the board of directors of the Company reasonably determines in good faith, after consulting with and receiving the advice of outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law; provided, however, that the board of directors of the Company shall not make a Company Adverse Recommendation Change or terminate this Agreement in accordance with the terms of Section 8.1(d)(i), unless (A) the Company promptly notifies Parent (the “Company Adverse Recommendation Notice”) in writing at least four (4) Business Days before making a Company Adverse Recommendation Change or terminating this Agreement (the “Notice Period”) of its intention to take such action with respect to a Superior Proposal, (B) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making the Superior Proposal, (C) to the extent Parent desires, the Company has negotiated and has caused its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior

Proposal, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed (1) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to the extent necessary to ensure that at least two (2) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision and (2) that there may be multiple extensions of the Notice Period), and (D) Parent does not make, within the Notice Period, a binding offer that is determined by the board of directors of the Company in good faith, after consulting with and receiving the advice of outside counsel and a financial advisor of national reputation, to be at least as favorable to the stockholders of the Company as such Superior Proposal.

(f) Notwithstanding the provisions of Section 6.4(e), the board of directors of the Company may, in response to a material fact, event, change, development or set of circumstances (other than an Takeover Proposal occurring or arising after the date of this Agreement) that was not known to the board of directors of the Company nor reasonably foreseeable by the board of directors of the Company as of or prior to the date of this Agreement (and not relating in any way to any Takeover Proposal) (such material fact, event, change, development or set of circumstances, an “Intervening Event”), fail to make, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (it being understood and agreed that any such action shall be deemed to be a “Company Adverse Recommendation Change”) if the board of directors of the Company determines in good faith, after consulting with and receiving the advice of outside counsel, that, in light of such Intervening Event, the failure of the board of directors of the Company to effect such a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under Delaware Law; provided, however, that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from or arose out of the announcement, pendency or consummation of the Merger; provided, further, however, that the board of directors of the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change pursuant to this Section 6.4(f) unless the board of directors of the Company has (i) delivered to Parent a Company Adverse Recommendation Notice at least four (4) Business Days prior to making a Company Adverse Recommendation Change advising Parent that the board of directors of the Company intends to take such action and specifying the facts underlying the board of directors’ determination that an Intervening Event has occurred, and the reasons for the Company Adverse Recommendation Change, in reasonable detail, and (ii) during the Notice Period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for a Company Adverse Recommendation Change as a result of the Intervening Event.

(g) Nothing contained in this Agreement shall prevent the board of directors of the Company from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act with regard to a Takeover Proposal; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the board of directors of the Company expressly publicly reaffirms its Company Board Recommendation (i) in such communication or (ii) within ten (10) Business Days after being requested to do so by Parent.

SECTION 6.5. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 6.5(d)) and except as otherwise contemplated herein, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable (including antitrust filings Parent determines in its discretion to file voluntarily) to consummate the Transactions.

(b) In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within five (5) Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Parent shall not agree to extend any waiting period under any Antitrust Laws or withdraw and refile any filing made pursuant to any Antitrust Laws (or agree to do so) without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Each of the parties hereto shall use its reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party. Notwithstanding the generality of the foregoing, and subject to applicable Laws relating to the exchange of information and/or the need to communicate on an outside-counsel-only basis, both Parent and the Company shall (i) keep each other informed in all material respects and on a reasonably timely basis regarding the progress and status of all filings and submissions made with respect to the Transactions, (ii) provide each other with copies of any written communications and full details of any oral communications with the Federal Trade Commission ( the “FTC”), the Antitrust Division of the Department of Justice (the

“DOJ”) or any other Governmental Authority, including any foreign competition authority, (iii) give each other prior notice of any material meeting and, to the extent practicable, any oral communication, with representatives of any Governmental Authority having jurisdiction over the Transactions, including the FTC, the DOJ or any other Governmental Authority, including any foreign competition authority, (iv) give each other the opportunity to consult in advance of, and consider in good faith the views of the other party in connection with, any such meeting or communication with any such Governmental Authority, (v) give each other the opportunity to attend or participate (unless prohibited by such Governmental Authority) in any such meeting or communication and (vi) to the extent practicable, provide notice of any substantive communication to, and any proposed understanding, undertaking or agreement with, any Governmental Authority with respect to any such filing or submission or otherwise with respect to the Transactions. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, each of the parties hereto shall use its reasonable best efforts to respond to any request for additional information or documentary material received from any Governmental Authority under the HSR Act or Foreign Antitrust Laws as promptly as practicable and to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction, hold separate, license or similar arrangements or any material actions, undertakings or arrangements or agree to any restriction on its business, and nothing in this Section 6.5 shall limit any applicable rights a party may have to terminate this Agreement pursuant to Section 8.1 so long as such party has up to then complied in all material respects with its obligations under this Section 6.5. For the avoidance of doubt and notwithstanding the foregoing or any other provision of this Agreement, neither Parent nor any of its Subsidiaries shall be required to (i) offer, accept or agree to (A) dispose, hold separate, license or similar arrangements or any material actions, undertakings or arrangements relating to any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world, or (ii) defend, contest or otherwise resist any Legal Proceeding, whether administrative or judicial and whether involving a Governmental Authority or other Person, challenging this Agreement or any of the Transactions as violative of any Antitrust Law, including seeking to have vacated or reversed any Order by any Governmental Authority that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, (i) in no event shall the Company or any of its Subsidiaries take or agree to take any actions contemplated by the foregoing sentence without the prior written consent of Parent, and

(ii) nothing in this Section 6.5 shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.

SECTION 6.6. Public Announcements. The Current Report on Form 8-K to be filed by the Company on the date hereof to report the Transactions shall be in a form mutually acceptable to the Company and Parent. The Company shall not, and shall cause its Representatives not to, issue or cause publication of any press release or other public announcement (including any filing with the SEC) or make any other public statement (including answering questions from reporters or analysts) with respect to the Merger, this Agreement or the other Transactions without the prior consent of Parent, except (a) as may be required by applicable Law or the Nasdaq Stock Market as determined in the reasonable judgment of the Company (in which case the Company shall not issue or cause the publication of such release or other public announcement without prior consultation with Parent), or (b) with respect to any Company Adverse Recommendation Change made in accordance with the terms of this Agreement.

SECTION 6.7. Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Parent’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Parent’s Representatives”) reasonable access during normal business hours to all of the Company’s and its Subsidiaries’ properties, books, Contracts, commitments, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives, and the Company shall furnish promptly to Parent (a) a copy of each report, schedule and other document (other than the Proxy Statement and any amendment thereto) filed or submitted by it pursuant to the requirements of federal or state securities Laws (and the Company shall deliver to Parent a copy of each report, schedule and other document proposed to be filed or submitted by the Company pursuant to the requirements of federal securities Laws not less than three (3) Business Days prior to such filing) and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with securities Laws and (b) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. Except for disclosures permitted by the terms of the Confidentiality Agreement for Possible Transaction, dated as of May 11, 2012, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), all information received from the Company pursuant to this Section 6.7 shall be held by the receiving party in accordance with the terms of the Confidentiality Agreement. No investigation by Parent or Parent’s Representatives, or information received by or made available to Parent or Parent’s Representatives, in each case, pursuant to this Section 6.7 shall limit, modify or otherwise affect any of the representations and warranties (or remedies with respect thereto) of the parties hereto.

SECTION 6.8. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any Legal Proceeding commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed on the Company Disclosure Schedule or which relate to the Transactions or (c) the discovery of any (i) fact or circumstance, (ii) occurrence or non-occurrence of any event, (iii) inaccuracy of any representation or warranty or (iv) breach of covenant or agreement contained in this Agreement that is reasonably likely to cause the conditions set forth in Article VII not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit, modify or otherwise affect the remedies available to the party receiving such notice.

SECTION 6.9. Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation (or any of its successors or assigns) to fulfill and honor in all respects the obligations of the Company and its Subsidiaries to indemnify, hold harmless, advance expenses and exculpate from liabilities for acts or omissions each person who at or prior to the Effective Time were directors or officers of the Company (collectively, the “Indemnitees”) (A) as required by the Company Charter Documents as in effect on the date of this Agreement and (B) pursuant to any other agreements in effect on the date hereof, true, correct and complete copies of which have been made available to Parent and are listed on Section 6.9(a) of the Company Disclosure Schedule. Parent’s obligation under this Section 6.9(a) shall survive the Merger and remain in full force and effect for a period of not less than six (6) years after the Effective Time.

(b) Prior to the Effective Time, the Company shall obtain (and pay the premium in full in cash for) insurance coverage for its directors and officers who are covered by the directors’ and officers’ liability insurance policy maintained by the Company immediately prior to the Effective Time (a true, correct and complete copy of which has heretofore been made available to Parent) in accordance with the terms and conditions set forth on Schedule 6.9(b) of the Company Disclosure Schedule.

(c) The Indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each Indemnitee and his or her heirs. The obligations of Parent and the Surviving Corporation (and its successors and assigns) under this Section 6.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee without the consent of such affected Indemnitee.

SECTION 6.10. Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to this Agreement or the Transactions

(“Securityholder Litigation”), and no such settlement shall be agreed to without Parent’s prior written consent (which consent may be granted or withheld in Parent’s sole discretion, but will not be unreasonably delayed). At the Company’s request, Parent shall use its reasonable best efforts to provide assistance to the Company in the defense of any Securityholder Litigation. Subject to Section 7.1(c), the pendency of any Securityholder Litigation shall not relieve Parent or Merger Sub of any of their respective obligations set forth in the Agreement.

SECTION 6.11. Fees and Expenses. Except as provided in Section 8.3, all fees and expenses incurred in connection with this Agreement, the Voting Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 6.12. Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

SECTION 6.13. State Takeover Laws. The Company shall use its reasonable best efforts to take all action necessary to ensure that no State Takeover Law or similar Law is or becomes applicable to any of the Transactions. If any State Takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, this Agreement, the Voting Agreement, the Merger or the other Transactions, then each of the Company, Parent, Merger Sub and their respective boards of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such State Takeover Law on the Transactions.

SECTION 6.14. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 6.15. Resignation of Directors. The Company shall cause each of the directors of the Company and its Subsidiaries, in each case, to the extent requested by Parent no less than two (2) Business Days prior to the Closing Date, to submit a letter of resignation or otherwise be removed effective on or before the Closing Date.

SECTION 6.16. Employee Matters.

(a) Parent agrees that each employee of the Company or any Subsidiary of the Company who is employed immediately prior to the Effective Time and continues employment with Parent, the Surviving Corporation or any Subsidiary or Affiliate of the Surviving Corporation after the Effective Time (each, a “Continuing Employee”) shall, as of the Effective Time, receive full credit for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits for service with the Company or its Subsidiaries prior to the Effective Time under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation in which such Continuing Employee becomes a participant (excluding, for the avoidance of doubt, with respect to any equity awards or incentives granted after the Effective Time); provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service.

(b) With respect to each health or welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of Continuing Employees, Parent shall use its commercially reasonable efforts to ensure that its third party insurance carriers (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan to the extent such were waived or satisfied under the comparable health or welfare benefit plan of Parent or the Surviving Corporation immediately prior to the Effective Time, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs.

(c) The parties will cooperate with respect to any employee communications regarding any matters provided for herein. Parent will have the sole and absolute discretion to approve of, in advance, any written or oral mass employee communications or any other written employee communications relating to any compensation or benefits to be provided by it or by the Company or any of its Subsidiaries in connection with this Agreement or after the Effective Time. All other employee communications regarding the matters provided for herein or relating to any compensation or benefits to be provided by Parent or by the Company or any of its Subsidiaries in connection with this Agreement or after the Effective Time made by the Company or any of its Subsidiaries shall be consistent with the terms, conditions and parameters to be mutually agreed upon by Parent and the Company.

(d) Effective immediately prior to the Effective Time, the Company and its Subsidiaries will terminate any and all Company Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (“Company DC Plans”), and effective immediately prior to the Effective Time no Continuing Employee shall have any right thereafter to contribute any amounts to any Company DC Plan. At the request of Parent, the Company will provide Parent with evidence that each such Company DC Plan has been terminated effective immediately prior to the Effective Time pursuant to resolutions duly adopted by the board of directors of the Company or a Subsidiary of the Company, as applicable. As soon as reasonably practicable after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, take all actions necessary to complete the termination of each Company DC Plan, including the filing of a Form 5310 with the IRS, and upon receipt of a favorable determination of such filing from the IRS, Parent shall, or shall cause the Surviving Corporation to, provide each Continuing Employee (or any beneficiary thereof) with the option to receive a complete distribution of his or her account balance, in a form elected by such individual, in accordance with the terms of the applicable Company DC Plan and Section 401(k) of the Code and the regulations promulgated thereunder.

(e) The provisions of this Section 6.16 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.16 shall create such rights in any such persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation to terminate the employment of any Continuing Employee at any time and for any reason, (ii) require Parent or the Surviving Corporation to continue any Company Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time, or (iii) amend any Company Plans or other employee benefit plans or arrangements.

SECTION 6.17. Intellectual Property Covenants. The Company will, prior to the Effective Time, take all actions set forth on Schedule 6.17 of the Company Disclosure Schedule with respect to Intellectual Property and Technology.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter Documents and be in full force and effect.

(b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act or any Foreign Antitrust Laws set forth on Schedule 7.1(b) shall have expired or been terminated and any clearance decision applicable thereto shall have been obtained.

(c) No Injunctions or Restraints. No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority

(collectively, “Restraints”) shall be in effect (whether temporary, preliminary or permanent) enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

SECTION 7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in the first sentence of Section 4.10 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, (ii) set forth in Section 4.3(a), Section 4.3(b), Section 4.3(c) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure of the representations and warranties of the Company described in this clause (ii) to be true and correct results in a de minimis inaccuracy in the number of shares of Company Common Stock or Options outstanding, (iii) Section 4.13 and Section 4.29 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date) and (iv) set forth in Article IV (other than as described in clauses (i), (ii) and (iii) above), disregarding all qualifications and exceptions contained therein related to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except in this clause (iv) where the failure to be so true and correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Material Adverse Effect. There shall not have been any change, event, occurrence or state of facts that has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Certificate of the Company. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to evidence satisfaction of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

(e) No Legal Proceedings. There shall not be instituted, pending or threatened any Legal Proceeding initiated by the DOJ or FTC under any Antitrust Law, (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Merger or seeking to obtain material damages in connection therewith, (ii) seeking to restrain or prohibit as a result of the Merger Parent’s ownership or operation (or that of its Affiliates) of all or any material portion of the business, assets or products of the Company and its Subsidiaries, taken as a whole, or of Parent and its Affiliates, taken as a whole, or to compel Parent or any of its Affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of the Company and its Subsidiaries, taken as a whole, or of Parent and its Affiliates, taken as a whole, (iii) seeking, directly or indirectly, to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of Company Common Stock or any shares of common stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the stockholders of the Company, or (iv) seeking to require divestiture by Parent, Merger Sub or any of Parent’s other Affiliates of any equity interests.

(f) No Orders. There shall not be in effect any Order that is reasonably likely to result, directly or indirectly, in any of the effects referred to in clauses (i) through (iv) of Section 7.2(e).

SECTION 7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement disregarding all qualifications and exceptions contained therein related to materiality or Parent Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure to be so true and correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Certificate of Parent and Merger Sub. The Company shall have received a certificate signed on behalf of Parent and Merger Sub to evidence satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

SECTION 7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was primarily due to the failure of such party to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION

SECTION 8.1. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent, if:

(i) the Merger shall not have been consummated on or before January 26, 2013 (the “Initial Walk-Away Date”); provided, however, that if (A) any clearance decision under the HSR Act or any Foreign Antitrust Law set forth on Schedule 7.1(b) of the Company Disclosure Schedule shall not have been obtained or any waiting period under the HSR Act or any such Foreign Antitrust Laws shall not have expired or been terminated, or (B) the condition set forth in Section 7.1(c) has not been satisfied or waived, in each case, as of the Initial Walk-Away Date and all other conditions set forth in Article VII shall have been satisfied or are capable of being satisfied, the Initial Walk-Away Date shall be automatically extended until July 26, 2013 (the Initial Walk-Away Date as may be extended, the “Walk-Away Date”); provided, further, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii) any Restraint having the effect set forth in Section 7.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if such Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right of the Company to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 6.3 or Section 6.4;

(c) by Parent, if:

(i) a Company Adverse Recommendation Change shall have occurred;

(ii) the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 6.4(b)) relating to any Takeover Proposal;

(iii) the Company or any of its Representatives shall have breached in any material respect any of its obligations under Section 6.3 or Section 6.4;

(iv) the board of directors of the Company (A) shall not have rejected any Takeover Proposal within ten (10) Business Days of the making public thereof (including, for these purposes, by taking no position with respect to the acceptance by the stockholders of the Company of a tender offer or exchange offer, which shall constitute a failure to reject such Takeover Proposal), (B) shall have failed, pursuant to Rule 14e-2 promulgated under the Exchange Act or otherwise, to publicly reconfirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request from Parent that it do so if such request is made following the public announcement by any Person of a Takeover Proposal, (C) fails to include in the Proxy Statement the Company Board Recommendation or (D) publicly announces its intention to do any of the foregoing; or

(v) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) is incapable of being cured, or is not cured, by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach or failure; provided, however, that Parent shall have no right to terminate this Agreement pursuant to this Section 8.1(c)(v) if there is an uncured material breach of this Agreement by Parent or Merger Sub at the time of the breach by the Company or at the time of the purported termination in connection therewith; or

(d) by the Company, if:

(i) prior to the Company Stockholder Approval, the board of directors of the Company authorizes the Company, in compliance with the terms of this Agreement, to enter into a binding definitive agreement in respect of a Superior Proposal with a third party; provided, however, that the Company shall have paid any amounts due pursuant to Section 8.3 in accordance with the terms, and at the times, specified therein; provided, further, however, that in the event of such termination, the Company concurrently enters into such binding definitive agreement; or

(ii) Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is incapable of being cured, or is not cured, by Parent within thirty (30) calendar days following receipt of written notice from the Company of such breach or failure; provided, however, that the Company shall have no right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if there is an uncured material breach of this Agreement by the Company at the time of the breach by Parent or at the time of the purported termination in connection therewith.

SECTION 8.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of Section 4.29, the penultimate sentence of Section 6.7, Section 6.11, Section 8.2 and Section 8.3, Article I and Article IX, all of which shall survive termination of this Agreement), and there shall be no liability on the part of the Company or its Representatives and Affiliates or Parent, Merger Sub, Parent’s Representatives or their respective Affiliates, except (a) the Company or Parent, as the case may be, may have liability as provided in Section 8.3, and (b) nothing shall relieve any party from liability for fraud or any willful or intentional breach of this Agreement.

SECTION 8.3. Termination Fees.

(a) If this Agreement is terminated pursuant to Section 8.1(c)(i), Section 8.1(c)(ii), Section 8.1(c)(iii) or Section 8.1(c)(iv) (or if this Agreement is terminated pursuant to any other provision of Section 8.1 at any time after the occurrence of an event contemplated by any of Section 8.1(c)(i), Section 8.1(c)(ii), Section 8.1(c)(iii) or Section 8.1(c)(iv)), then the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to $10,950,000 (the “Company Termination Fee”). If this Agreement is terminated pursuant to Section 8.1(d)(i), then the Company shall pay to Parent (by wire transfer of immediately available funds), prior to and as a condition of such termination, the Company Termination Fee.

(b) If this Agreement is terminated pursuant to Section 8.1(b)(i), Section 8.1(b)(iii) or Section 8.1(c)(v) and (i) prior to such termination (in the case of termination pursuant to Section 8.1(b)(i) or Section 8.1(c)(v)) or the Company Stockholders Meeting (in the case of termination pursuant to Section 8.1(b)(iii)), a Takeover Proposal shall have been publicly announced and not publicly withdrawn, and (ii) within twelve (12) months following the date of such termination the Company shall have (A) entered into a definitive agreement with respect to or (B) consummated, a transaction contemplated by any Takeover Proposal, then the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days after entering into such agreement or consummating such transaction, the Company Termination Fee. For purposes of clause (ii) of this Section 8.3(b) only, all references to “twenty percent (20%)” in the definition of “Takeover Proposal” shall be deemed to be references to “fifty percent (50%).”

(c) If this Agreement is terminated by either Parent or the Company (i) (A) pursuant to Section 8.1(b)(i) and, at the time of such termination, the conditions set forth in at least one of Section 7.1(b), Section 7.1(c) (as a result of a Restraint under the Antitrust Laws) or, solely in the case of Parent, Section 7.2(e) or Section 7.2(f) shall not have been satisfied or (B) pursuant to Section 8.1(b)(ii) (as a result of a Restraint under the Antitrust Laws), (ii) the failure of one or more of the conditions in Section 7.1(b), Section 7.1(c) (as a result of a Restraint under the Antitrust Laws), Section 7.2(e) or Section 7.2(f) to be satisfied is not primarily caused by the failure of the Company to perform any of its obligations under this Agreement, and (iii) all other conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other those conditions that by their terms are to be satisfied at the Closing, which conditions would be satisfied if the Closing were to occur), then Parent shall pay to the Company (by wire transfer of immediately available funds) a fee in an amount equal to $20,000,000 (the “Parent Termination Fee”) within two (2) Business Days after such termination.

(d) In the event that the Company or Parent shall fail to pay the Company Termination Fee or the Parent Termination Fee, respectively, required pursuant to this Section 8.3 when due, the Company Termination Fee and the Parent Termination fee, as the case may be, shall accrue interest for the period commencing on the date the Company Termination Fee or the Parent Termination Fee, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if the Company or Parent shall fail to pay the Company Termination Fee or the Parent Termination Fee, respectively, when due, the defaulting party shall pay to the other party all of its costs and expenses (including attorneys’ fees) in connection with efforts to collect the Company Termination Fee or the Parent Termination Fee, as the case may be. Each of the Company and Parent acknowledges that the Company Termination Fee, the Parent Termination Fee and the other provisions of this Section 8.3 are an integral part of the Transactions and that, without these agreements, Parent and the Company, as the case may be, would not enter into this Agreement.

(e) Parent acknowledges and agrees that the Termination Fee contemplated by this Section 8.3 shall be payable by the Company on only one occasion, whether or not the facts or circumstances giving rise to the Company’s obligation to pay the Termination Fee may otherwise trigger an obligation to pay the Termination Fee under more than one subsection of this Section 8.3 or on more than one occasion pursuant to the same subsection of this Section 8.3. The Company acknowledges and agrees that the Parent Termination Fee contemplated by Section 8.3(c) shall only be payable by Parent on one occasion in accordance with Section 8.3(c) and there are no other facts or circumstances contemplated by this Agreement or otherwise which would give rise to Parent’s obligation to pay the Parent Termination Fee. The Company and Parent acknowledge and agree that this Section 8.3(e) shall not be interpreted to limit or restrict Parent’s and the Company’s, as the case may be, ability to seek or obtain any other remedy it may have with respect to this Agreement.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1. No Survival. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information delivered, or otherwise made available, shall be deemed to be disclosed in this Agreement or in the Company Disclosure Schedule, except to the extent actually set forth herein or therein. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the agreements set forth in Article III, Section 6.9 and Section 6.11 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely and those set forth in Section 6.11, Section 8.2 and Section 8.3, Article I and this Article IX shall survive termination indefinitely. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

SECTION 9.2. Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

SECTION 9.3. Extension of Time; Waiver. At any time prior to the Effective Time, any party hereto may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party hereto with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 9.4. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of any other party hereto, except that Parent or Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to one (1) or more of their Affiliates, but no such assignment shall relieve Parent or Merger Sub, as applicable, of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.4 shall be null and void.

SECTION 9.5. Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one (1) and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 9.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Schedule, the Voting Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 6.9, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 9.7. Governing Law; Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 9.9 and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this Section 9.7 shall affect or eliminate any right to serve process in any other manner permitted by Law.

(c) THE COMPANY AND PARENT EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN TORT, CONTRACT, EQUITY OR OTHERWISE. THE COMPANY AND PARENT EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

SECTION 9.8. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.

SECTION 9.9. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the third (3rd) Business Day after dispatch by registered certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Parent or Merger Sub, to:

Apple Inc.
Office of the Chief Financial Officer
1 Infinite Loop, MS 301-CFO
Cupertino, California 95014
Attention: Chief Financial Officer
Facsimile:	(408) 974-2023

and

Apple Inc.
Office of the General Counsel
1 Infinite Loop, MS 301-4GC
Cupertino, California 95014
Attention: General Counsel
Facsimile:	(408) 974-8530

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway
Redwood Shores, California 94065
Attention:	Kyle C. Krpata
Howard Chatzinoff
Facsimile:	(650) 802-3100
Email:	kyle.krpata@weil.com howard.chatzinoff@weil.com

If to the Company, to:

AuthenTec, Inc.
100 Rialto Place Suite 100 Melbourne, Florida 32901
Attention:	Lawrence J. Ciaccia Frederick R. Jorgenson
Facsimile:	(321) 308-1430
Email:	larry.ciaccia@authentec.com fred.jorgenson@authentec.com

with a copy (which shall not constitute notice) to:

Alston + Bird LLP One Atlantic Center 1201 West Peachtree Street
Atlanta, Georgia 30309
Attention:	W. Scott Ortwein
Justin Howard
Facsimile:	(404) 881-7777
Email:	scott.ortwein@alston.com
justin.howard@alston.com

SECTION 9.10. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the Transactions is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 9.11. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to taken any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

APPLE INC.

By:	/s/ Peter Oppenheimer
Name: Peter Oppenheimer
Title: SVP and CFO

BRYCE ACQUISITION CORPORATION

By:	/s/ Gene Levoff
Name: Gene Levoff
Title: President, Secretary and Treasurer

AUTHENTEC, INC.

By:	/s/ Lawrence J. Ciaccia
Name: Lawrence J. Ciaccia, Jr.
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX I

IDENTIFIED STOCKHOLDERS

Ronald Black

Lawrence J. Ciaccia, Jr.

Gustav H. Koven III

F. Scott Moody